

02044233













THOMSON
FINANCIAL

KATY INDUSTRIES, INC

2001 Annual Report

electrical

















Woods Industries, Inc.
510 Third Avenue, S.W.
Carmel, IN 46032
317-844-7261

Manufacturer and distributor of consumer electric products, including extension cords, work lights, surge protectors and power strips.

Markets:
Home Improvement.
Mass merchants.
Industrial.

Woods Industries (Canada), Inc.
375 Kennedy Road
Scarborough, Ontario
Canada, M1K 2A3
416-267-4610

Manufacturer and distributor of consumer electric corded products, including garden lighting and timers.

Markets:
Home Improvement.
Mass merchants.
Industrial.

GC/Waldom Electronics, Inc.
1801 Morgan Street
Rockford, IL 61102
815-968-9661

Distributor and packager of electrical and electronic components and supplies.

Markets:
Electronics.
Electrical.
M.R.O.
Residential and Industrial.
Contractors.

Hamilton Precision Metals
1780 Rohrerstown Road
Lancaster, PA 17601
717-569-7061

Reseller of a wide range of precision strip and foil for various industries.

Markets:
Electronics.
Medical Equipment.
Communications.

nance







Duckback Products, Inc.









Disco, Inc.
1895 Brannan Road
McDonough, GA 30253
770-474-7575
800-548-5150

Manufacturer and distributor of cleaning products for the food service industry.

Markets:
Food Service.
Sanitary Maintenance.

Loren Products
250 Canal Street
Lawrence, MA 07840
978-685-0911

Manufacturer and distributor of abrasive products and roof ventilation products.

Markets:
Sanitary Maintenance.
Construction.

Gemtex, Ltd.
60 Belfield Road
Etobicoke, Ontario
Canada, M9W 1G1
416-245-5605

Manufacturer and distributor of coated abrasives.

Markets:
Automotive.
Home Improvement.
Sanitary Maintenance.
Food Service.

Duckback Products, Inc.
2644 Hegan Lane
P.O. Box 980
Chico, CA 95927
530-343-3261

Manufacturer and distributor of quality coatings and restoration products for exterior surfaces.

Markets:
Home Improvement.
Construction.

at a glance

Serving the needs of both commercial and retail customers, Katy's operating divisions consist of a varied yet increasingly synergistic group of businesses that continually strive to be low-cost producers and to exceed their customers' expectations.

maint

CONTICO®	Continental Manufacturing Company A Division of Contico Int'l, L.L.C., A Katy Company	Glit®/Microtron® A Katy Company	WILEN® Professional Cleaning Products A Katy Company
Contico Manufacturing 305 Rock Industrial Park Drive Bridgeton, MO 63044 800-831-7077	**Continental Manufacturing** 13330 Lakefront Drive Earth City, MO 63045 800-325-1051	**Glit/Microtron** 809 Broad Street P.O. Box 709 Wrens, GA 30833 800-431-2976	**Wilen Products, Inc.** 3760 Southside Industrial Parkway Atlanta, GA 30354 866-624-9300
Manufacturer and distributor of consumer storage, home and automotive products.	Manufacturer and distributor of janitorial and food services equipment and supplies.	Manufacturer and distributor of non-woven floor maintenance and scouring pads.	Manufacturer and distributor of mops, brooms and brushes.
Markets: Home and Automotive. Consumer Storage.	*Markets:* Sanitary Maintenance. Food Service.	*Markets:* Sanitary Maintenance. Food Service. Home Improvement.	*Markets:* Sanitary Maintenance. Food Service. Home Improvement.



Katy Industries, Inc. is a diversified manufacturing company with operations in two primary industry segments: Maintenance Products and Electrical/Electronics.

Headquartered in Middlebury, Connecticut, Katy is made up of a group of businesses that serves the needs of commercial customers, consumer retail outlets, and original equipment manufacturers (OEMs). Katy's businesses serve this varied group by producing excellent products and delivering them efficiently and on time. Katy fosters internal growth through a focus on low-cost production, and through an aggressive marketing and product development program.

Katy operates facilities in eleven states and in three foreign countries. Katy Industries, Inc. is traded on the New York Stock Exchange under the symbol KT.

Financial Highlights

Years Ended December 31,

(Thousands of dollars, except per share data, ratio and number of employees)	**2001**	2000	1999	1998	1997
Net sales	**$505,960**	$579,629	$598,045	$382,041	$333,493
Net (loss) income	**$ (63,262)**	$ (5,458)	$ 10,455	$ 13,082	$ 11,602
(Loss) earnings per common share—Basic	**$ (7.28)**	$ (0.65)	$ 1.25	$ 1.58	$ 1.40
(Loss) earnings per common share—Diluted	**$ (7.28)**	$ (0.65)	$ 1.21	$ 1.55	$ 1.38
Total assets	**$347,955**	$446,723	$493,104	$294,131	$237,160
Working capital [a]	**57,669**	94,799	102,475	74,877	67,668
Debt [b]	**84,093**	133,838	150,902	39,980	9,948
Total liabilities and preferred interest	**190,091**	296,390	332,793	144,815	97,989
Stockholders' equity	**157,864**	150,333	160,311	149,316	139,171
Ratio of debt to capitalization	**32.5%**	42.2%	43.8%	21.1%	7.1%
Number of employees	**2,922**	3,509	3,834	2,472	1,907
Cash dividends declared per common share	**$ 0.00**	$ 0.30	$ 0.30	$ 0.30	$ 0.30

[a] Current assets less current liabilities, exclusive of cash and current classifications of deferred income taxes and indebtedness.
[b] Inclusive of amounts classified as current and long-term.

2002 Highlights

- On June 28, 2001, we completed a recapitalization of the Company by selling $70,000,000 of convertible preferred stock to an affiliate of Kohlberg Investors IV, L.P. The recapitalization provided needed equity capital and reduced our debt burden.

- We improved our management of working capital through greater discipline and lean thinking, especially in the area of inventory management. Operating the business with reduced stock levels has enabled us to control our borrowing levels during a difficult business climate.

- While the book loss in 2001 was $63,262,000, we estimate that we generated earnings before interest, taxes, depreciation and amortization (EBITDA) before unusual items of $28,400,000. The unusual items included impairments of long-lived assets of $47,469,000, severance and restructuring costs of $13,648,000, valuation adjustments of inventory and receivables of $10,622,000, costs associated with the recapitalization of $2,973,000, and other items of $1,637,000. We also incurred a loss on early extinguishment of debt of $1.2 million, net of tax.

- We began the process of restructuring our operations, significantly reducing headcount, consolidating and closing facilities, consolidating certain administrative functions, and undertaking an intensive study of product sourcing. We expect to begin seeing the benefits of these efforts during 2002.

- The corporate headquarters relocated to Middlebury, Connecticut, and the former headquarters in Englewood, Colorado and an auxiliary office in Chicago, Illinois were closed.



Dear Shareholders,

On June 28, 2001, Katy sold $70,000,000 of convertible preferred stock and executed a new credit agreement. The proceeds from the sale of this stock were used to reduce bank debt by 40% and retire 50% of our then-outstanding preferred stock at a substantial discount.

I was appointed President and Chief Executive Officer on the same day.

Our financial results, before unusual items and one time charges, were disappointing as a result of a decline in sales and pressure on gross profit margins. Results were further affected by the cost to implement numerous actions we are taking to improve our performance.

Our loss of $63.3 million includes $58.4 million in charges for items related to our recapitalization, restructuring of operations and the write-down of certain assets. Details of these charges are (in millions of dollars):

Accounts receivable and inventory write-offs	$ 10.6
Impairments of long-lived assets (mainly Wilen and SESCO)	47.5
Severance and restructuring cost	13.6
Cost associated with recapitalization and early extinguishment of debt	4.2
Other	1.7
Tax Benefit	(19.2)
Total	$ 58.4

Sales decreased 12.7%, mainly as a result of the slow economy, which deteriorated even further after the events of September 11th. Our Maintenance Products Group was particularly affected as a significant amount of their business is supplying products to airports, restaurants and hotels, all of which experienced severe downturns as travel declined after September 11th. GC/Waldom and Hamilton Precision Metals sales were hurt by softness in the telecommunications and high-tech sectors.

Going forward, our sales strategy is to revitalize new product development efforts, selectively add product lines, leverage our intellectual properties, integrate our business units so we put one face forward to our customers and develop more opportunities to sell products directly to other manufacturers.

Our gross profit margins are too low. Delivering improved margins, while pricing our products at competitive levels, requires that we restructure our operations. We are implementing cost reductions throughout the company, the more important of which are:

- We are consolidating our operations and have already vacated over seven hundred thousand square feet of factory, distribution and office space.
- We are sourcing more products in lower cost countries and negotiating lower prices on many products from existing vendors.

- We are eliminating a number of low volume/low profit products from our lines, which will reduce complexity and improve efficiency.
- Our selling, general and administrative expenses (excluding unusual items) have been reduced to approximately 15% of annual sales through centralization of services, leaner organizations and lower corporate expenses.
- Our headcount has been reduced 17% since the end of 2000.
- Capital expenditures are being scrutinized to insure we are spending funds on the development of profitable new products and cost reductions that have short and certain paybacks.

We will restructure more of our operations this year, yielding significant cost reductions in future years.

All of our business units made progress reducing working capital. During 2001 we lowered our inventory $37 million, of which $28 million was a true return of cash, as we wrote off $9 million. We have achieved our objective of inventory and accounts receivable less accounts payable running at 20% of sales.

Our debt is lower than planned and we expect to make further reductions this year. The cash to reduce debt will come from operations, tax refunds and proceeds from the sale of non-strategic assets, much of which will be protected from taxes.

On March 15, 2002 we signed agreements with a third party that will effectively turn over the operation of Savannah Energy Systems (SESCO) to them. We anticipate a final closing on these agreements during May of 2002. This transaction is described in more detail later in this report.

I want to offer a special thanks to Jacob "Jake" Saliba for his many years of service to Katy. We regret that Jake chose to retire early, at age 87. There are endless stories relating his many contributions and gracious manner. I also want to thank John Prann and Bob Baratta for their service and assistance during the management transition.

Our management team is confident that we will deliver improved results and create value for our shareholders from the impressive portfolio of Katy companies.

Sincerely,

C. MICHAEL JACOBI
President, Chief Executive Officer

"We have brought together a unique collection of products through acquisitions, allowing us to offer a bundle of complementary cleaning products in the janitorial/sanitation segment."

maintenance





Maintenance Products Overview

The businesses of our Maintenance Products Group manufacture and distribute sanitary maintenance supplies, professional cleaning products, abrasives, storage products, stains and coating products, and other home and automotive products. Our products are brought to the end user through two primary market channels: retail and commercial.

Our retail customers are primarily home improvement and mass-market discount stores. Contico has the largest presence in the retail markets, supplying plastic and metal products for home and automotive use. Contico is a leading supplier of products for household storage, tool boxes, truck boxes, and shelving. In the commercial channel, our largest segment is in the janitorial/sanitation area, where our products are brought to market through distributors. Within the janitorial/sanitation segment, our products serve industrial, health care, food service and other commercial cleaning needs. Through two of our smaller divisions, Gemtex and Loren, we also serve the OEM/automotive and residential/commercial building industries, respectively. Duckback manufactures high-quality exterior stains and sealants, with strong brand names including Superdeck® and Mason's Select®.

We have brought together a unique collection of products through acquisitions, allowing us to offer a bundle of complementary cleaning products in the janitorial/sanitation segment. Contico, under the Continental® brand name, offers plastic and related products such as buckets, carts, trash receptacles, signs and commercial food storage items. Wilen offers a wide selection of wet and dust mops, brooms and brushes. Glit and Microtron, market leaders in the abrasives business for years, offer commercial floor pads and hand pads that have a wide range of cleaning applications. Disco, which specializes in serving the food service segment, offers a wide variety of products to its customers, including fryer filters and grill bricks. We are continuing our efforts to consolidate the product offerings of these four businesses under one name: Katy Maintenance Group (KMG). During 2001, the catalogs of these companies were consolidated to present one cohesive product offering of cleaning and maintenance products, offering a one-stop shopping alternative for cleaning professionals in the industrial, health care, food service and commercial markets. During 2002 and beyond, we intend to further refine the Katy Maintenance Group, with a goal of offering customers a seamless process whereby ordering, and billing systems and customer service are unified for all KMG companies.

We have begun the process of bringing these businesses together. We have completed the consolidation of Wilen's administrative and accounting functions into those of Contico in St. Louis. We have begun a similar process for Glit/Microtron, and anticipate completing this process in mid-2002. These moves serve dual purposes: while increasing synergies and allowing the key maintenance products companies to operate together as one, they also bring added efficiencies and have allowed us to reduce costs. Further cost reductions need to be made in the maintenance products group, and 2002 may see additional restructuring efforts as we evaluate the possibility of closing facilities and further reducing headcount. Economic conditions have impacted the travel (hotels, motels and airports) and restaurant segments that we serve, and we are attuned to the need to control costs to the extent declines in sales volumes dictate.

Through a combination of innovation, responsiveness and financial discipline, we expect to achieve growing success for the Maintenance Products Group. Having been an aggressive consolidator in the maintenance industry, we must now turn to integrating our operations more effectively.



electrical

"Being a low-cost producer is vital in the competitive electrical/electronics industry, and Woods and Woods Canada continue to take steps toward ensuring that they reach that goal."

Electrical/Electronics Overview

The businesses of our Electrical/Electronics group manufacture and distribute consumer electrical corded and related products, electronic component parts and accessories, and precision-rolled metal alloys.

Woods Industries is a leading manufacturer and distributor of electrical and electronic consumer products. Woods' products are sold primarily through home improvement and mass-market discount stores, and have applications not only in and around the home, but in settings such as offices and construction sites. Woods Industries (Canada) offers similar products to the Canadian markets.

Woods and Woods Canada offer indoor and outdoor extension cords, lights, cord reels, power strips, surge protectors and related products. In addition to the Woods® brand, products are offered under respected brand names including Yellow Jacket® and Tradesman®. Woods also serves the automotive segment with products offered under the ACDelco™ brand. Woods Canada sells many of its products under the Noma® brand, a leading electrical brand in Canada.

Being a low-cost producer is vital in the competitive electrical/electronics industry, and Woods and Woods Canada continue to take steps toward ensuring that they reach that goal. Woods continues to rationalize its processes and methods of doing business, including decisions on domestic manufacturing versus sourcing of products. These rationalization efforts could result in further cost reductions and restructuring efforts during 2002. These cost-saving efforts, taken together with a continued commitment to product innovation and superior customer service, will allow Woods and Woods Canada to continue as market leaders in the electrical/electronics business.

The breadth and depth of Woods product offerings provide the company with the opportunity to develop long-term relationships with its retail partners. Supporting these relationships are state-of-the-art information systems, and dedicated customer account teams that allow for vendor-assisted management activities which translate into higher performance at the point of purchase, benefiting both the customer and Woods.

GC/Waldom Electronics is a wholesaler/distributor servicing the electronics and electrical component marketplace. Its products are sourced domestically and abroad and sold as both private label and branded products. GC/Waldom has a unique market position as a "master" distributor for industry leading manufacturers, and has over 70 years of experience as a specialist in the sourcing, packaging and distribution of electrical and electronic components and accessories. GC/Waldom has been impacted significantly by the downturn in the high tech and telecommunications sectors, as many of its products have applications in those markets, resulting in a loss of sales. In this demanding economic environment GC/Waldom must also look to continually control costs.

Hamilton Precision Metals is a leader in the specialized niche market of alloy re-rolling for highly specialized strip and foil. At its 100,000 square foot plant in Lancaster, Pennsylvania, Hamilton employs state-of-the-art technology and sophisticated equipment to re-roll almost every alloy made. The majority of Hamilton's product is generated for sale to the electronics and medical industries.



looking ahead

Like many companies, we face an uncertain economic climate coupled with a challenging competitive landscape. During 2001, we went through a recapitalization which provided much needed equity capital, allowing us to reduce our debt burden and focus more on improving our operations. As we evaluate our future, we have identified several key objectives to the long-term success of Katy Industries:

Increasing the top line. While aggressively pursuing revenue growth is a constant in our businesses, we must focus on key strategies such as resourceful new product development and improved customer service, and we must improve in rationalizing pricing decisions.

Reducing costs. We continue to look for improvements on two fronts—within the operations and in the administrative functions that support them. We have already significantly reduced headcount, and have performed in-depth analyses of product sourcing decisions which have identified significant cost reduction opportunities. We have completed the consolidation of Wilen's administrative functions into Contico's operations in St. Louis, and hope to have this process completed for Glit/Microtron by mid-2002. Further initiatives along these lines are being evaluated.

Closely managing working capital. 2001 saw a significant reduction in working capital levels, specifically inventories. We will continue to strive to reduce inventory turns and days sales outstanding in receivables, and to ensure that bills are paid timely.

Controlling capital expenditures. We must make intelligent decisions regarding our investments going forward. We are implementing a more refined approach to product development and capital spending, including more thorough post-capital spending audit reviews.

Successful execution in the above areas will benefit not only our shareholders, but our customers as well, as a stronger company can reinvest more readily into constantly improving its customer service and into more innovative product development.

Years Ended December 31, (Thousands of dollars, except per share data and ratios)	**2001**	2000	1999	1998	1997
Net sales	**$ 505,960**	$ 579,629	$ 598,045	$ 382,041	$ 333,493
(Loss) income from continuing operations	**(62,080)**	(5,458)	12,155	13,082	9,643
Discontinued operations [a]	**—**	—	(1,700)	—	1,959
Extraordinary loss on early extinguishment of debt	**(1,182)**	—	—	—	—
Net (loss) income	**$ (63,262)**	$ (5,458)	$ 10,455	$ 13,082	$ 11,602
(Loss) earnings per share—Basic:					
(Loss) income from continuing operations	**(7.14)**	(.65)	1.45	1.58	1.16
Discontinued operations [a]	**—**	—	(.20)	—	.24
Extraordinary loss on early extinguishment of debt	**(.14)**	—	—	—	—
(Loss) earnings per common share	**$ (7.28)**	$ (0.65)	$ 1.25	$ 1.58	$ 1.40
(Loss) earnings per share—Diluted:					
(Loss) income from continuing operations	**(7.14)**	(.65)	1.38	1.55	1.15
Discontinued operations [a]	**—**	—	(.17)	—	.23
Extraordinary loss on early extinguishment of debt	**(.14)**	—	—	—	—
(Loss) earnings per common share	**$ (7.28)**	$ (.65)	$ 1.21	$ 1.55	$ 1.38
Total assets [b]	**$ 347,955**	$ 446,723	$ 493,104	$ 294,131	$ 237,160
Total liabilities and preferred interest	**190,091**	296,390	332,793	144,815	97,989
Stockholders' equity	**157,864**	150,333	160,311	149,316	139,171
Long-term debt, excluding current portion [b]	**12,474**	771	150,835	39,908	9,948
Current portion of long-term debt	**14,619**	133,067	67	72	—
Revolving credit agreement, classified current	**57,000**	—	—	—	—
Depreciation and amortization [b]	**22,468**	23,598	20,172	7,162	4,568
Capital expenditures	**12,566**	14,196	21,066	15,921	10,699
Working capital [b]	**2,357**	(28,265)	120,893	100,971	103,252
Ratio of debt to capitalization	**32.5%**	42.2%	43.8%	21.1%	7.1%
Weighted average common shares outstanding—Basic	**8,393,210**	8,403,701	8,366,178	8,289,915	8,272,836
Weighted average common shares outstanding—Diluted	**8,393,210**	8,403,701	10,015,238	8,443,591	8,405,131
Number of employees	**2,922**	3,509	3,834	2,472	1,907
Cash dividends declared per common share	**$ 0.00**	$ 0.30	$ 0.30	$ 0.30	$ 0.30

[a] Loss from operations for Discontinued Operations has been recorded in the line item "Loss from operations of discontinued businesses (net of tax)" on the 1999 Consolidated Statement of Operations. See Note 5 to the Consolidated Financial Statements.

[b] Total assets include $15,328 of net assets from Discontinued Operations for 1998 and $15,552 of net assets from Discontinued Operations for 1997. Depreciation includes $454, $631 and $681 from Discontinued Operations for 1999, 1998 and 1997 respectively. Working capital includes $10,959 and $10,588 of net current assets from Discontinued Operations for 1998 and 1997 respectively. See Note 5 to the Consolidated Financial Statements.

Results of Operations

For purposes of this discussion and analysis section, reference is made to the table below and the Company's Consolidated Financial Statements. We have two principal operating groups: Electrical/Electronics and Maintenance Products. Through one of our subsidiaries, we also operate a waste-to-energy facility, and we also have a minority equity investment in a seafood harvesting and farming company. We have disposed of our entire previously reported Machinery Manufacturing Group and, accordingly, that group has been reported as "Discontinued Operations" in our Consolidated Financial Statements.

The table below and the narrative that follows summarize the key factors in the year-to-year changes in operating results.

Years Ended December 31, *(Thousands of dollars)*	2001	2000	1999
Electrical/Electronics Group			
Net external sales	**$173,661**	$210,187	$232,384
Net intercompany sales	**52,864**	64,793	59,992
Income (loss) from operations [a]	**856**	8,055	8,303
Operating margin (deficit)	**0.5%**	3.8%	3.6%
Total assets	**81,924**	103,676	126,090
Depreciation and amortization [b]	**3,524**	2,800	2,557
Capital expenditures	**1,944**	1,709	3,434
Maintenance Products Group			
Net external sales	**$327,714**	$365,752	$361,761
Net intercompany sales	**13,950**	9,062	11,141
Income (loss) from operations [a]	**(39,699)**	10,298	29,458
Operating margin (deficit)	**(12.1)%**	2.8%	8.1%
Total assets	**231,179**	299,292	318,906
Depreciation and amortization [b]	**56,013**	20,638	17,065
Capital expenditures	**10,060**	11,732	16,936
Other			
Net external sales	**$ 4,585**	$ 3,690	$ 3,900
Net intercompany sales	**0**	2	—
Income (loss) from operations	**(9,782)**	(889)	(190)
Operating margin (deficit)	**(213.3)%**	(24.0)%	(4.9)%
Total assets	**8,995**	18,468	17,903
Depreciation and amortization [b]	**10,042**	116	5
Capital expenditures	**524**	755	429
Discontinued Operations			
Net external sales	**$ —**	$ —	$ 10,025
Net intercompany sales	**—**	—	—
Income (loss) from operations	**—**	—	(190)
Operating margin (deficit)	**—**	—	(1.9)%
Total assets	**—**	—	—
Depreciation and amortization [b]	**—**	—	454
Capital expenditures	**—**	—	80
Corporate			
Corporate expenses	**$ 21,239**	$ 9,258	$ 9,989
Total assets	**25,857**	25,287	30,205
Depreciation and amortization [b]	**358**	44	91
Capital expenditures	**38**	—	187

(continued)

Years Ended December 31, (Thousands of dollars)	2001	2000	1999
Company			
Net external sales [a]	**$505,960**	$579,629	$608.070
Net intercompany sales	**66,814**	73,857	71,133
Income (loss) from operations [a]	**(69,864)**	8,206	27,392
Operating margin (deficit) [a]	**(13.8)%**	1.4%	4.5%
Total assets [a]	**347,955**	446,723	493,104
Depreciation and amortization [a] [b]	**69,937**	23,598	20,172
Capital expenditures	**12,566**	14,196	21,066

[a] Company balances include amounts from "Discontinued Operations" in the consolidated financial statements for 1999. The (loss) from operations for Discontinued Operations has been recorded in the line item "Loss from operations of discontinued businesses (net of tax)" on the 1999 Consolidated Statement of Operations. See Note 5 to the Consolidated Financial Statements.

[b] Depreciation and amortization includes amounts recorded for impairments of long-lived assets.

2001 Compared to 2000

Electrical/Electronics Group

The Electrical/Electronics Group's sales decreased $36.5 million or 17.4% due to decreased volumes at Woods, Woods Canada and GC/Waldom. Sales at Hamilton were also lower, but to a lesser extent than the other three businesses. We sold Thorsen Tools during the second quarter of 2001, which accounted for $7.3 million of the sales decrease. Excluding the impact of Thorsen Tools, sales in the group were lower by 13.9%. The sales decreases are primarily attributable to slower economic conditions during 2001, especially as those conditions caused retailers to reduce inventory levels during the early portion of 2001. Sales at GC/Waldom were hurt specifically by softness in the telecommunications and high-tech sectors.

The group's operating income decreased $7.2 million or 89.4%. Operating results were negatively impacted by unusual items of $9.5 million including $6.1 million of inventory lower of cost or market adjustments, the largest occurring at Woods relating to exiting licensed branded product lines ($3.3 million) and at GC/Waldom ($1.8 million). Other significant unusual items impacting operating results include severance and restructuring charges of $1.8 million and related impairments of long-lived assets of $0.7 million, and other items of $0.8 million. Unusual items impacted operating results in 2000 as well, including a $0.8 million product recall and $0.4 million severance charge at Woods, and a $0.5 million inventory valuation adjustment at GC/Waldom. Operating results excluding the items detailed above improved in 2001, with operating income increasing $1.6 million, or 16.5%, and operating margin increasing from 4.6% to 6.5%. There were significant reductions in selling, general and administration costs at Woods and Woods Canada in 2001 as compared to 2000. SG&A costs as a percentage of sales for the two entities combined dropped from 10.6% to 8.9%, excluding the unusual items discussed above.

Identifiable assets for the group decreased $21.8 million or 21.0% during the year mainly as a result of lower working capital levels at Woods, Woods Canada and GC/Waldom. These reductions were the result of aggressive efforts to reduce inventories, as well as lower levels of capital expenditures. Also, assets of Thorsen Tools, which were sold during 2001, accounted for approximately $6.9 million of the reduction.

Maintenance Products Group

Sales from the Maintenance Products Group decreased $38.0 million or 10.4%. Sales decreased in 2001 at Contico and Wilen, and to a lesser extent at Duckback, Gemtex and Disco. Sales increased at Glit/Microtron and Loren. The group experienced weakness in both the retail and institutional sectors to which it sells. Retailers' efforts to reduce inventories, especially in early 2001, led to softer sales for Contico and Duckback, and a slower economy contributed to softer sales in the janitorial/sanitation markets.

The group's operating income decreased $50.0 million. We recorded an impairment charge of $33.0 million at Wilen because consistently poor operating performance led us to conclude that the carrying values of certain long-lived assets were not recoverable through future cash flows. In addition to the impairment at Wilen, an additional $3.1 million of impairment charges were taken, related primarily to management decisions regarding the discontinuance of certain property, plant and equipment. Additional items that negatively impacted operating results during 2001 include severance and restructuring charges of $3.5 million, primarily at Contico and Wilen, and valuation reserve adjustments for inventory and receivables of $3.5 million. Operating results in 2000 were negatively impacted by unusual items of $2.7 million, including

$1.2 million in severance and restructuring charges, a $0.7 million increase to its LIFO inventory reserve at Contico and an inventory write-down at Wilen of $0.9 million. Excluding the impact of unusual items, operating income for the group declined $9.4 million, or 72%, and operating margin declined from 3.6% to 1.1%. Selling, general and administrative expenses declined as a percentage of sales from 15.5% to 15.0%, with improvements at Contico, Glit/Microtron, Loren and Disco offset by higher percentages of SG&A at Wilen, Duckback and Gemtex. The overall improvement in SG&A (excluding the unusual items) was offset by reduced gross margins at all businesses, led by Contico. Decreased volumes and the inability to reduce overhead accordingly was the main cause of the margin decreases. The group saw its overall gross margin decrease from 19% to 16%, excluding unusual items. Offsetting these factors were prices paid for various resins, a key raw material for plastic products produced by Contico, which were lower in 2001 than in 2000, especially for polypropylene. The lower prices for resins taken alone accounted for approximately $4.7 million in lower cost goods sold during 2001 versus 2000.

Identifiable assets for the group decreased $68.1 million, or 22.8%, in part due to a $33.0 million write-off of long-lived assets in the mop, broom and brush business. An inventory reduction effort on a company-wide basis resulted in lower working capital levels at each division in 2001. Lower levels of capital expenditures also contributed to the decline.

Other

Sales from other operations increased modestly as a result of higher sales at the waste-to-energy facility.

Operating income from other operations decreased $8.9 million, primarily as a result of a $9.8 million impairment of our investment in the waste-to-energy facility and related property, plant and equipment. Excluding the effect of the write-off, operating income increased $0.9 million as a result of improved profitability at the waste-to-energy facility.

Identifiable assets for our other operations decreased $9.5 million in connection with the write-off of Katy's investment in the waste-to-energy facility.

Discontinued Operations

All of the companies included in Discontinued Operations were disposed of as of December 31, 1999.

Corporate

Corporate expenses increased $12.0 million, or 129%; however, corporate incurred $12.7 million of unusual charges, consisting primarily of restructuring and severance charges and other costs incurred in connection with the recapitalization. We recorded $8.7 million of severance and restructuring charges, the majority of which relate to payments made in connection with management transition. Included in this amount is approximately $1.0 million of charges that relate to outside consultants working with Katy to modify operating and financial strategies, and $0.7 million of non-cancelable rent and other exit costs associated with the premature termination of our leased office facility in Englewood, Colorado. We also incurred approximately $3.0 million of costs associated with the recapitalization, such as non-capitalizable legal fees and investment banker fees, board and committee fees and other internal incremental costs. Other unusual items included increases to claims and environmental reserves of $0.7 million and other items totaling $0.3 million. Operating results in 2000 were negatively impacted by $0.6 million in unusual items, including $0.9 million of severance and restructuring charges and $0.2 million of costs associated with the recapitalization, partially offset by proceeds of $0.5 million related to a previously written-off investment. Excluding these unusual items, corporate costs decreased slightly from $8.7 million to $8.5 million, or 2%.

Identifiable assets at corporate increased primarily as a result of higher cash levels at year end relative to 2000, and a net long-term deferred tax asset position at December 31, 2001 versus year end 2000, when a net long-term deferred tax liability position existed.

Interest expense decreased $3.8 million, or 25.3%, due primarily to reduced borrowings outstanding, especially during the second half of 2001 as a result of the recapitalization. We also paid lower rates of interest during 2001 as a result of lower rates of interest available for our variable rate debt facilities.

The income tax benefit from continuing operations (excluding the tax effect of distributions on preferred securities) for 2001 is $20.4 million, yielding an effective tax rate of 25.1%, compared to a rate of 35% in 2000. The reduced effective tax rate is the result of valuation allowances applied to certain net operating loss carry-forwards created during 2000 and 2001.

2000 Compared to 1999

Electrical/Electronics

The Electrical/Electronics Group's sales decreased $22.6 million or 9.7% primarily due to decreased volumes at Woods, GC/Waldom, and Thorsen Tools, partially offset by increased volumes at Hamilton, and to a lesser extent, Woods Canada. Sales decreases at Woods occurred partially as a result of 1999 sales including final sales to a single large customer that withdrew its commitment to purchase Woods products, as announced on November 4, 1998. Sales were also lower late in 2000 compared to 1999 as a result of retail customers reducing orders and inventory levels. Sales at GC/Waldom softened in 2000 to a certain extent due to operational problems experienced primarily in 1999 as a result of the consolidation of GC Electronics and Waldom Electronics, which in turn affected those divisions' customer service.

The group's operating income decreased $0.3 million or 3.0%. Operating results were negatively impacted by unusual items of $1.7 million including: $0.4 million in restructuring and severance charges at Woods, a $0.8 million product recall at Woods and a $0.5 million inventory valuation at GC/Waldom. The group's 1999 operating income was negatively impacted by $0.6 million restructuring charge, primarily for severance costs at Woods. Excluding these items operating income increased $0.8 million or 4.7%. Operating results, excluding unusual items, were positively affected by significant reductions in selling, general and administration costs at Woods in 2000 as compared to 1999.

Identifiable assets for the group decreased $22.4 million or 17.8% during the year mainly as a result of lower working capital levels at Woods, Woods Canada and GC Waldom, and lower levels of capital expenditures.

Maintenance Products

Sales from the Maintenance Products Group increased $4.0 million or 1.1%. Sales remained relatively flat in 2000 as increased sales at Contico, and to a lesser extent, at Disco were partially offset by decreased sales at Glit/Microtron and Wilen, and to a lesser extent, by lower sales at Gemtex, Duckback and Loren.

The group's operating income decreased $19.2 million or 65.0%. Operating results in 2000 were negatively impacted by unusual items of $2.8 million including: $1.2 million in severance and restructuring charges, a $0.7 million increase to its LIFO inventory reserve at Contico and an inventory write-down at Wilen of $0.9 million. The group's 1999 operating income was negatively impacted by a $1.0 million increase to its LIFO inventory reserve at Contico, and a $0.3 million charge related to the restructuring of Contico's marketing representative group. Excluding these items, operating income decreased by $17.7 million, or 58%. Higher costs for plastic resins resulted in reduced margins at Contico. We estimate that resin costs negatively impacted 2000 results versus prior year by $10.0 million, due to an inability to recover or offset higher costs for raw materials. Also contributing to the decreased operating income levels were poor performance at Wilen, which experienced systems and other operational problems throughout 2000. Operating income was also lower, albeit to lesser extents, at Glit/Microtron and Duckback. Most of our consolidated foreign currency translation adjustment resulted from the translation of maintenance products operations in Canada and the United Kingdom.

Identifiable assets for the group decreased $19.6 million or 6.2% primarily as a result of lower working capital levels at Contico, Glit/Gemtex and Wilen and lower levels of capital expenditures.

Other

Sales from other operations remained relatively stable compared to prior year, decreasing $0.2 million or 5.4%.

Operating income attributable to other operations decreased $0.7 million or 363.2% primarily as a result of increased maintenance costs coupled with fixed revenue contracts.

Identifiable assets for other operations remained relatively stable between years.

Discontinued Operations

All of the companies included in Discontinued Operations have been disposed of as of December 31, 1999.

Corporate

Corporate expenses decreased $0.7 million or 7.3%. Operating results were negatively impacted by $0.6 million in unusual items including: $0.9 million in severance and restructuring charges, $0.2 million of costs associated with the recapitalization, offset by proceeds of $0.5 million related to a previously written-off investment. Corporate expenses in 1999 were impacted

by an unusual charge of $0.3 million associated with the attempted sale of the Electrical/Electronics group. Excluding these items, Corporate expenses decreased $1.0 million or 11.9%. This decrease is attributable to reduced headcount and other salary related expenditures.

Identifiable assets at Corporate decreased primarily as a result of lower cash levels at year end.

Interest expense increased $1.9 million or 14.7%, due primarily to higher interest rates paid by Katy under the Former Credit Agreement during 2000 as opposed to 1999. Interest income decreased $0.3 million as the Company maintained lower average cash and cash equivalent balances during 2000 compared to 1999. "Other, net" in 2000 was income of $0.4 million versus income of $1.6 million in 1999. The amounts in both years resulted from us receiving past due balances on previously written-off notes and investments.

The income tax benefit in 2000 is $2.0 million, yielding an effective tax rate of 35%. The provision for income taxes in 1999 was $3.2 or an effective tax rate of 18.9%. The reduced 1999 effective tax rate resulted from the resolution of specific income tax matters with the relevant tax authorities.

Liquidity and Capital Resources

Our liquidity and capital resources were improved at the end of the second quarter of 2001 as a result of the completion of the recapitalization. Following the recapitalization, we had borrowings outstanding under the New Credit Agreement at June 30, 2001 of $89.2 million, which was reduced to $83.3 million at December 31, 2001. $6.1 million of the borrowings under the New Credit Agreement are due within one year, compared to borrowings under the Former Credit Agreement at December 31, 2000 of $133.0 million, all of which was due within one year. We have also determined that an additional $8.6 million of borrowings will be prepaid on or around April 1, 2002 (see below). Following is a summary of the sources and uses of funds involved in consummating the recapitalization:

(Thousands of dollars)

Sources:	
Sale of Convertible Preferred Stock	$ 70,000
Borrowings under the New Credit Agreement	93,211
	$163,211
Uses:	
Paydown of principal obligations under the Former Credit Agreement	$144,300
Payment of accrued interest under the Former Credit Agreement	624
Purchase of one-half of preferred interest of Contico at a discount	9,900
Payment of accrued distributions on one-half of preferred interest of subsidiary	322
Certain costs associated with the recapitalization	8,065
	$163,211

We believe that our liquidity and financial strength has been increased as a result of the cash infusion by the purchaser of the Convertible Preferred Stock and borrowing availability under the New Credit Agreement. The New Credit Agreement, which provides for a total borrowing facility of $140.0 million, has a $30.0 million term loan portion (Term Loan) with a final maturity date of June 28, 2006 and quarterly repayments of $1.5 million, the first of which was made on September 30, 2001. The Term Loan is based on orderly liquidation values of the Company's property, plant and equipment. The remaining portion of the New Credit Agreement is a $110.0 million revolving credit facility (Revolving Credit Facility) that also has an expiration date of June 28, 2006. The borrowing base of the Revolving Credit Facility is determined by eligible inventory and accounts receivable. Unused borrowing availability on the Revolving Credit Facility was $16.8 million at December 31, 2001. Borrowing availability would have been higher at year end if not for several factors, including the duplication of a significant letter of credit (letters of credit are added to funded debt in determining availability) and an unusually high cash balance, due in part to over-committed borrowings. All extensions of credit under the New Credit Agreement are secured by a first priority perfected security interest in and lien upon the capital stock of each material domestic subsidiary (65% of the capital stock of each material foreign subsidiary), and all present and future assets and properties of Katy. Customary financial covenants and restrictions on the payment of dividends apply under the New Credit Agreement. Among other financial covenants, the Company was required to generate earnings before interest, taxes, depreciation and amortization and other adjustments (EBITDA, as defined the in the New Credit Agreement) in excess of $26.0 million for the twelve months ended December 31, 2001. The Company's actual EBITDA for 2001 in this regard was $31.1 million. The minimum EBITDA covenant adjusts to

$28.0 million for the twelve month periods ending September 30 and December 31, 2002. Interest accrues on borrowings at approximately 275 basis points over the Eurodollar rate for Eurodollar rate loans and 175 basis points over the prime rate for base rate loans until the close of the second quarter of 2002. Following that, interest will be based on our consolidated leverage ratio, as defined in the New Credit Agreement. Total debt was 32.5% of total capitalization at December 31, 2001.

In connection with the Revolving Credit Facility, the New Credit Agreement requires lockbox agreements which provide for all receipts to be swept daily to reduce borrowings outstanding. These agreements, combined with the existence of a Material Adverse Effect (MAE) clause in the New Credit Agreement, cause the Revolving Credit Facility to be classified as a current liability, per guidance in the FASB's Emerging Issues Task Force 95-22, *Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement.* However, the Company does not expect to repay, or be required to repay, within one year, the balance of the Revolving Credit Facility classified as a current liability. The MAE clause, which is a typical requirement in commercial credit agreements, allows the lender to require the loan to become due if it determines there has been a material adverse effect on our operations, business, properties, assets, liabilities, condition or prospects. The classification of the Revolving Credit Facility as a current liability is a result only of the combination of the two aforementioned factors: the lockbox agreements and the MAE clause. However, the Revolving Credit Facility does not expire or have a maturity date within one year, but rather has a final expiration date of June 28, 2006. Also, we were in compliance with the applicable financial covenants at December 31, 2001, the lender has not notified us of any indication of a MAE at December 31, 2001, and to our knowledge, we were not in default of any provision of the New Credit Agreement at December 31, 2001.

The New Credit Agreement calls for scheduled repayments of Term Loans of $6.0 million during 2002. However, the New Credit Agreement also has a provision requiring the Company to repay Term Loans by a percentage of excess cash flow ("Consolidated Excess Cash Flow" as calculated under the New Credit Agreement) generated during each annual reporting period. As a result of this provision, and the calculation per the New Credit Agreement of Consolidated Excess Cash Flow generated during fiscal 2001, we expect to repay Term Loans in the approximate amount of $8.6 million on or around April 1, 2002. Much of the Consolidated Excess Cash Flow was generated by improved working capital during 2001. This repayment would require us to convert Term Loans to Revolving Loans. The most recently available calculations of our borrowing base (eligible accounts receivable and inventory) performed as of the end of the February 2002 reporting period indicated that we had unused borrowing availability of $24.9 million. The prepayment would reduce this unused availability.

As the result of an agreement related to the recapitalization, we reduced the amount outstanding of the preferred interest in Contico by acquiring approximately one-half of such interest at a significant discount. This will result in a reduction of preferred cash distributions by approximately $1.3 million annually.

Key components of working capital (excluding cash, current portion of deferred taxes, current maturities of debt, and the Revolving Credit Facility) decreased from December 31, 2000 by $37.4 million. The decrease was due in large part to a $37.1 million reduction in inventories. Reductions in accounts receivable and accounts payable roughly offset each other. Included in the inventory decrease was $9.0 million of valuation adjustments for excess and obsolete inventory. Lower sales levels also contributed to the decrease. However, a significant portion of the decrease was due to management efforts to operate the business with reduced stock levels and to monetize aged inventory.

We expect to commit $12.0 million for capital projects in the continuing businesses over the course of 2002. Funding for these expenditures and for working capital needs is expected to be accomplished through the use of available cash under the New Credit Agreement. While a maximum of $140.0 million is available under the New Credit Agreement, our borrowing base is limited under the Revolving Credit Facility to eligible accounts receivable and inventory. We feel that the New Credit Agreement provides sufficient liquidity for the Company's operations going forward. Our borrowing availability at December 31, 2001, based on eligible accounts receivable and inventory, exceeded our outstanding borrowings at year end by approximately $16.8 million. Borrowing availability would have been higher at year end if not for several factors, including the duplication of a significant letter of credit (letters of credit are added to funded debt in determining availability) and an unusually high cash balance, due in part to over-committed borrowings.

We are continually evaluating alternatives relating to divestitures of certain of our businesses. Divestitures present opportunities to de-leverage our financial position and free up cash for further investments in core activities.

Off-Balance Sheet Arrangements

An indirect wholly-owed subsidiary of Katy, Savannah Energy Systems Company (SESCO), owns a waste-to-energy facility, in Savannah, Georgia. SESCO is under contract with the Resource Recovery Development Authority (the Authority) for the City of Savannah (the City) to receive and dispose of the City's solid waste through 2008 under a service agreement (the Service

Agreement). The Authority issued $55.0 million of Industrial Revenue Bonds in 1984 and lent the proceeds to SESCO for the acquisition and construction of the facility under a loan agreement between SESCO and the Authority (the Loan Agreement). SESCO's ability to repay under the Loan Agreement is dependent upon money it receives as a result of contract obligations of the City to deliver minimum quantities of waste and for the Authority to pay a related disposal fee, a component of which is the debt service for the loan. As of December 31, 2001, $40.3 million of the bonds remained outstanding.

On March 15, 2002, the Company and SESCO signed agreements that would effectively turn over operation of the facility to a third party. We anticipate a final closing on these agreements during April of 2002. This party would essentially assume SESCO's position in various contracts relating to the facility's operation. See the caption below entitled Joint Venture Arrangement Involving SESCO.

Under the Service Agreement, SESCO is obligated to receive and process a certain amount of waste generated by the City each year, and to produce certain amounts of steam and energy. The Authority is obligated to deliver a certain tonnage of waste generated by the City during each year and to pay a monthly disposal fee, notwithstanding delivery of less than minimum amounts of waste during a given period. The Authority must pay the disposal fee whether or not the Facility is operating unless 1) SESCO and Katy are insolvent, and 2) the facility is deemed incapable of incinerating the required amount of waste. SESCO is liable for liquidated damages if it fails to accept the minimum amount of waste or to meet other performance standards under the Service Agreement. The liquidated damages, an off-balance sheet risk for Katy, are equal to the amount of the bonds outstanding, less $4.0 million maintained in a debt service reserve trust. We do not expect non-performance by the other parties.

SESCO's obligations under the Service Agreement are, except in limited circumstances relating to a default by the Authority, guaranteed by Katy. The obligation of SESCO to repay the loan is dependent upon debt service payments received from the Authority as part of the monthly disposal fee. The obligation of the Authority to provide for debt service payments is expected to be fulfilled from money derived from the City under a waste disposal contract. If all other parties fail to fulfill their respective obligations to provide funds for payments of principal and interest and premium on the bonds under the contract documents, the City is unconditionally obligated to provide the funds for such payments (even during periods of force majeure), unless 1) SESCO and Katy are insolvent, and 2) the facility is deemed to be incapable of incinerating the required amount of waste. The obligation of the City to make such payments constitutes a general obligation of the City for which its full faith and credit are irrevocably pledged.

With the consent of the City and other parties to the contracts (and without the approval of the holders of the bonds), 1) SESCO may be replaced as operator of the facility if the experience of the substitute operator in operating mass-burn resource recovery facilities similar to the facility equals or exceeds that of Katy and SESCO, and 2) Katy may be replaced as guarantor of SESCO's performance under the Service Agreement by a third party, whose senior unsecured long-term debt is rated investment grade or better. To the extent the above qualifications are not met, the consent of the majority of bondholders would be required to authorize the replacement.

Based on consultations with outside legal counsel, SESCO has a legally enforceable right to offset amounts it owes to the Authority under the Loan Agreement against amounts that are owed from the Authority under the Service Agreement. Accordingly, the amounts owed to and due from SESCO have been netted for financial reporting purposes and are not shown on the consolidated statements of financial position.

Following are scheduled principal repayments on the Loan Agreement (and the Industrial Revenue Bonds) (in thousands):

2002	$ 4,445
2003	5,385
2004	6,765
2005	8,370
2006	15,300
Total	$40,265

Joint Venture Arrangement Involving SESCO

On March 15, 2002, the Company and SESCO signed agreements that would effectively turn over operation of the facility to a third party. The closing of the agreements is contingent upon receipt of certain consents from interested parties, and we anticipate a final closing during April of 2002. The Company has entered into these agreements as a result of evaluations of SESCO's business. The Company has determined that SESCO is not a core component to Katy's long-term strategic

goals. Moreover, Katy does not feel it has the management expertise to deal with certain risks and uncertainties presented by the operation, given that SESCO is the only waste-to-energy facility in which the Company has an interest. Katy has explored options for divesting SESCO for a number of years, and management feels that the agreements contemplated currently offer a reasonable exit strategy from this business.

The third party would essentially assume SESCO's position in various contracts relating to the facility's operation. Under the agreements, SESCO will contribute its assets and liabilities (except for its liability under the Loan Agreement) to a joint venture. While SESCO will maintain a 99% limited partnership interest in the joint venture, the third party will have control of the joint venture. SESCO will give a note payable as consideration for the transaction of $6,600,000. Certain amounts may be due to SESCO upon expiration of the Service Agreement in 2008. Also, the third party may purchase SESCO's remaining interest in the joint venture at that time. Also, if the Service Agreement were extended, further amounts would be due to SESCO from the third party.

While SESCO (and therefore the Company) will maintain an investment in the joint venture, it will have a zero value since no positive return will be realized from it and SESCO will not be able to exert any meaningful level of control over it. Upon completion of the transaction, the Company expects to recognize a loss consisting of 1) a charge for the discounted value of the $6,600,000 note, which is payable over seven years, and 2) an amount representing the carrying value of certain assets contributed to the joint venture, consisting primarily of machinery spare parts. It should be noted that all of SESCO's long-lived assets were written to zero value at December 31, 2001, so no additional impairment will be required. However, the Company will incur higher than normal expenses related to SESCO as a result of legal fees and other costs to complete the transaction, and higher operational expenses during 2002 as a result of the ceasing of cost capitalization (i.e., costs previously considered capital expenditures are now being expensed in 2002) given the zero book value of long-lived assets.

On a going forward basis, Katy would expect little if any income statement activity as a result of its involvement in the joint venture, and Katy's balance sheet will carry the note payable mentioned above. We have not booked any amounts receivable or other assets relating to amounts that may be received at the time the Service Agreement expires, given their uncertainty.

Contractual Obligations and Commercial Obligations

Katy's obligations are summarized below:

(In thousands of dollars)	Total	Due in Less Than 1 Year	Due in 1–3 Years	Due in 4–5 Years	Due After 5 Years
Contractual Cash Obligations					
Revolving credit facility [b]	$ 57,000	$ —	$ —	$57,000	$ —
Term loans	26,325	14,552	11,773	—	—
Preferred interest of subsidiary	16,400	—	—	16,400	—
Operating leases	62,516	11,860	21,915	15,395	13,346
Other	768	67	701	—	—
Total Contractual Obligations	$163,009	$26,479	$34,389	$88,795	$13,346

(In thousands of dollars)	Total	Due in Less Than 1 Year	Due in 1–3 Years	Due in 4–5 Years	Due After 5 Years
Other Commercial Commitments					
Commercial letters of credit	$ 530	$ 530	$ —	$ —	$ —
Stand-by letters of credit	9,678	5,305	4,373	—	—
Guarantees [a]	40,265	4,445	12,150	23,670	—
Total Commercial Commitments	$ 50,473	$10,280	$16,523	$23,670	$ —

[a] As discussed in the Off-Balance Sheet Arrangements section above, SESCO, an indirect wholly-owned subsidiary of Katy, operates a waste-to-energy facility, under which it has certain contractual obligations, and for which Katy provides certain guarantees. If SESCO is not able to perform its obligations under the contracts, under certain circumstances SESCO and Katy could be subject to damages equal to the amount of Industrial Revenue Bonds outstanding (which financed construction of the Facility) less amounts held by certain trusts in debt service reserve funds. Katy and SESCO do not anticipate non-performance by parties to the contracts. See the Off-Balance Sheet Arrangements section above and Note 14 to Consolidated Financial Statements.

[b] As discussed in the Liquidity and Capital Resources section above, the entire Revolving Credit Facility is classified as a current liability on the Consolidated Statements of Financial Position as a result of the combination in the new credit agreement of 1) lockbox agreements on Katy's depository bank accounts and 2) a subjective Material Adverse Effect (MAE) clause. The revolving credit facility expires on June 28, 2006.

Other Items

Effect of Transactions with Related and Certain Other Parties

In connection with the Contico acquisition on January 8, 1999, we entered into building lease agreements with Newcastle Industries, Inc. Newcastle is majority-owned by Lester I. Miller, who was appointed to our Board of Directors on January 8, 1999, and who resigned in September 2000. Newcastle also is the holder of the preferred interest in Contico. Also, several additional properties utilized by Contico are leased directly from Lester I. Miller. Rental expense for these properties approximates historical market rates. Related party rental expense for the year ending December 31, 2001, 2000 and 1999 was approximately $1.5 million, $1.5 million and $5.5 million, respectively.

We paid Newcastle $2.0 million of preferred dividends for the year ended December 31, 2001, compared to $2.6 million for each of the years ended December 31, 2000 and 1999. In connection with the recapitalization, we agreed with the holder of the preferred interest in Contico to redeem, at a discount, approximately half of such interest. As a consequence of the redemption, annual preferred cash distributions required to be paid pursuant to the purchase agreement were lower in 2001, and will decrease in future years by approximately $1.3 million from fiscal year 2000 and 1999 levels.

Kohlberg, whose affiliate holds all 700,000 shares of our Convertible Preferred Stock, provides ongoing management oversight and advisory services to Katy. We paid $250,000 for such services in 2001, and expect to pay $500,000 annually in future years.

Restructuring Efforts and Severance Charges

During the fourth quarter of 2001, we recorded $3.2 million of severance and restructuring charges. Approximately $1.0 million was related to severance payments. These payments related to the closing of the former corporate headquarters in Englewood, Colorado and an adjunct corporate office in Chicago and the related terminations of employees, as well as severance paid to employees at operating divisions in headcount reduction efforts. Approximately $1.4 million of the charges related to a consultant working with us on sourcing and other manufacturing and production efficiency initiatives. Approximately $0.4 million of the charges related to transition activities within the Company. Other costs related to manufacturing restructuring initiatives at Contico.

During the third quarter of 2001, we recorded $6.5 million of severance and restructuring charges, of which $5.1 million related to the payment or accrual of severance and other payments associated with the management transition resulting from the recapitalization. Additionally, $1.0 million of costs were incurred related primarily to consultants working with the Company on sourcing and other manufacturing and production efficiency initiatives.

During the second quarter of 2001, Contico undertook restructuring efforts that resulted in severance payments to various individuals. Forty-three employees, including two members of Contico and Katy executive management, received severance benefits. Total severance costs were $1.6 million.

Also during the second quarter of 2001, the Company recognized severance and exit costs associated with the closing of a warehouse facility and consolidation of certain administrative functions, both of which relate to the mop, broom and brush business. Seven warehouse employees and 19 administrative employees were being affected by these actions. Total severance and exit costs associated with these efforts were $0.4 million.

We incurred charges for non-cancelable rent and other exit costs associated with the planned closure of our Englewood, Colorado corporate office. Total costs recognized in the second quarter of 2001 were $0.7 million. An additional $0.1 million was added to this cost estimate in the fourth quarter (see above).

During the first quarter of 2001, Woods undertook a restructuring effort that involved reductions in senior management headcount as well as facilities closings. We closed facilities in Loogootee and Bloomington, Indiana, as well as the Hong Kong office of Katy International, a subsidiary which coordinates sourcing of products from Asia. Sixteen management and administrative employees received severance packages. Total severance and other exit costs were $0.7 million.

During the third and fourth quarters of 2000, the Company implemented a workforce reduction that reduced headcount by approximately 90. Employees affected were primarily in general and administrative functions, with the largest number of affected employees coming from the Maintenance Products group. The workforce reduction included severance and related costs for certain employees. Total severance and related costs was $2.4 million.

In June 1999, we began a restructuring plan for our Electrical/Electronics businesses as a result of weaker than expected sales performance and lower margins. The cost of the 1999 restructuring, which included severance costs related to the

elimination of 22 management employees, resulted in a pre-tax charge to earnings in the second quarter of 1999 of approximately $0.6 million. Additionally, plant personnel levels were reduced in excess of 100 persons and 24 unfilled administrative positions were eliminated.

As of December 31, 2001 accrued severance and restructuring totaled $3.6 million which will be paid through the year 2009.

The table below summarizes the future obligations for severance and restructuring charges detailed above:

(Thousands of dollars)	
2002	$3,209
2003	265
2004	55
2005	55
2006	22
Thereafter	—
Total payments	$3,606

Outlook for 2002

We anticipate a continuation of the difficult economic conditions and business environment in 2002, which will present challenges in maintaining top line net sales. In particular, we expect to see softness continue in the restaurant, travel and hotel markets to which we sell cleaning products. We have a significant concentration of customers in the mass-market retail, discount, and do-it-yourself market channels. Our ability to maintain and increase our sales levels depends in part on our ability to retain and improve relationships with these customers. We face the continuing challenge of recovering or offsetting cost increases for raw materials.

Gross margins are expected to improve during 2002 as we realize the benefits of various profit-enhancing strategies begun in 2001. These strategies include sourcing previously manufactured products, as well as locating new sources for products already sourced outside the Company. We have significantly reduced headcount, and continue to examine issues related to excess facilities. Cost of goods sold is subject to variability in the prices for certain raw materials, most significantly thermoplastic resins used by Contico in the manufacture of plastic products. We are also exposed to price changes for copper (used by Woods and Woods Canada), corrugated packaging material and other raw materials. We have not employed any hedging techniques in the past, but are evaluating alternatives in the area of commodity price risk. We anticipate mitigating these risks in part by creating efficiencies in and improvements to our production processes.

Selling, general and administrative costs are expected to remain stable or improve as a percentage of sales from 2001 levels. Cost reduction efforts are ongoing throughout the Company. Our corporate office has relocated, and we expect to maintain modest headcount and rental costs. We have begun the process of transferring most back-office functions of our Wilen subsidiary from Atlanta to St. Louis, the headquarters of Contico. We will evaluate the possibility of further consolidation of administrative processes at our other companies.

It should be noted that we may incur further unusual charges during 2002 for potential restructuring efforts related to decisions on manufacturing and distribution facilities, as well as administrative operations. These charges could be for any or all of severance, plant closure costs and asset impairments.

We are also pursuing a strategy of developing the Katy Maintenance Group (KMG). This process involves bundling certain products of the janitorial/sanitation business of Contico, Wilen, Glit/Microtron and Disco for customers in the janitorial/sanitation markets. The new organization would allow customers to order certain products from all of the companies using a single purchase order, and billing and collection would be consolidated as well. In addition to administrative efficiencies, we believe that combining sales and marketing efforts of these entities will allow us a unique marketing opportunity to have improved delivery of both product and customer service. We do not expect significant financial benefits from this project in 2002, but believe it to be a key to improving profitability and the long-term success of the Company.

Interest expense is expected to be significantly lower during 2002 as opposed to 2001, given a full year of lower debt levels as a result of the recapitalization. Also, we have benefited from lower prevailing rates of interest in recent months as a result of variable rate borrowing facilities. We cannot predict the future levels of these interest rates.

The effective tax rate for 2002 is expected to be higher than the federal statutory rate as a result of state and foreign income tax provisions. The effective tax rate is also subject to ongoing adjustments as a result of the Company's ongoing evaluations of its abilities to utilize certain deferred tax assets, particularly net operating losses.

We are continually evaluating the possibility of divesting certain businesses. This strategy would allow us to de-leverage our current financial position and allow available cash, as well as management focus, to be directed at core business activities.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This report and the information incorporated by reference in this report contain various "forward-looking statements" as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934, as amended. The forward-looking statements are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. We have based these forward-looking statements on current expectations and projections about future events and trends affecting the financial condition of our business. These forward-looking statements are subject to risks and uncertainties that may lead to results that differ materially from those expressed in any forward-looking statement made by us or on our behalf, including, among other things:

- Increases in the cost of, or in some cases continuation of the current price levels of, plastic resins, copper, paper board packaging, and other raw materials.
- Our inability to reduce product costs, including manufacturing, sourcing, freight, and other product costs.
- Our inability to reduce administrative costs through consolidation of functions and systems improvements.
- Our inability to achieve product price increases, especially as they relate to potentially higher raw material costs.
- The potential impact of losing lines of business at large retail outlets in the discount and do-it-yourself markets.
- Competition from foreign competitors.
- The potential impact of new distribution channels, such as e-commerce, negatively impacting us and our existing channels.
- The potential impact of rising interest rates on our Eurodollar-based credit facility.
- Our inability to meet covenants associated with the New Credit Agreement.
- Labor issues, including union activities that require an increase in production costs or lead to a strike, thus impairing production and decreasing sales. We are also subject to labor relations issues at entities involved in our supply chain, including both suppliers and those involved in transportation and shipping.
- Changes in significant laws and government regulations affecting environmental compliance and income taxes.
- Our inability to sell certain assets to raise cash and de-leverage its financial condition.

Words and phrases such as "expects," "estimates," "will," "intends," "plans," "believes," "anticipates" and the like are intended to identify forward-looking statements. The results referred to in forward-looking statements may differ materially from actual results because they involve estimates, assumptions and uncertainties. We are not obligated to update or revise any forward-looking statements or to advise changes in the assumptions on which they are based, whether as a result of new information, future events or otherwise. All forward-looking statements should be viewed with caution.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies as discussed below require the application of significant judgment by management in selecting the appropriate assumptions for calculating amounts to record in our financial statements. By their nature, these judgments are subject to an inherent degree of uncertainty.

Accounts Receivable—We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payment from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provision established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in a relatively few number of large sized customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectibility of our accounts receivable and our future operating results.

Inventories—We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements

for the next twelve months. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over-reported our costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or product developments could have a significant impact on the value of our inventory and our reported operating results.

Deferred Income Taxes—We recognize deferred income tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred income tax assets also include net operating loss carry-forwards primarily due to the significant operating losses incurred during recent years. We regularly review our deferred income tax assets for recoverability and establish a valuation allowance when it is more likely than not such assets will not be recovered, taking into consideration historical net income (losses), projected future income (losses) and the expected timing of the reversals of existing temporary differences. As of December 31, 2001, we had a valuation allowance of $13.9 million. During the year ended December 31, 2001, the valuation allowance was increased by $9.7 million, reducing our effective tax rate benefit to 25% and our total income tax benefit to $21.7 million. We will continue to evaluate our valuation allowance requirements based on future operating results and business acquisitions and dispositions. As circumstances change that require an increase or decrease in our income tax valuation allowance, the change in valuation allowance will be reflected in current operations through our income tax provision (benefit).

Workers' Compensation and Product Liabilities—We make payments for workers' compensation and product liability claims generally through the use of a third party claims administrator. We have purchased insurance coverage for large claims over our self-insured retention levels. Our workers' compensation and health benefit liabilities are developed using actuarial methods based upon historical data for payment patterns, cost trends, and other relevant factors. While we believe that our liabilities for workers' compensation and product liability claims of $9.1 million as of December 31, 2001, are adequate and that the judgment applied is appropriate, such estimated liabilities could differ materially from what will actually transpire in the future.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board authorized the issuance of Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable," i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than under its predecessor, Accounting Principles Board (APB) Opinion No.16 although in some instances previously recognized intangibles will be subsumed into goodwill.

Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as an operating segment determined in accordance with SFAS No. 131 or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock.* Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. In addition, goodwill on prior business combinations will cease to be amortized. The Company is unable at this time to determine the impact that this Statement will have on goodwill and intangible assets at the time of adoption in the first quarter of 2002, or whether a cumulative effect adjustment will be required upon adoption. During the second quarter of 2001, the Company recorded an impairment of $33.0 million on the long-lived assets of its Wilen subsidiary, as discussed in Note 7 to Consolidated Financial Statements. However, even

considering this impairment, the terms of the recently completed recapitalization (see Note 3 to Consolidated Financial Statements) indicate that the fair value of the Company may be less than the carrying value represented on the consolidated balance sheets. Therefore, the Company recognizes the possibility of impairments of goodwill and certain intangibles upon adoption in the first quarter of 2002.

In August, 2001, the FASB released SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Previously, two accounting models existed for long-lived assets to be disposed of, as SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, did not address the accounting for a segment of a business accounted for as a discontinued operation under APB Opinion 30. This statement establishes a single model based on the framework of SFAS No. 121. This statement also broadens the presentation of discontinued operations to include more disposal transactions.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. While the Company is still evaluating the potential impact of the statement, it anticipates that this statement could have an impact on its financial reporting as it liberalizes the presentation of discontinued operations. If the Company were to divest of certain businesses that are under consideration, Katy anticipates they would possibly qualify as discontinued operations under SFAS No. 144, whereas they would have not met the requirements of discontinued operations treatment under APB Opinion 30.

Environmental and Other Contingencies

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency, state environmental agencies and private parties as potentially responsible parties (PRPs) at a number of hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability (Superfund) Act or equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. Under the federal Superfund statute, parties could be held jointly and severally liable, thus subjecting them to potential individual liability for the entire cost of cleanup at the site. Based on its estimate of allocation of liability among PRPs, the probability that other PRPs, many of whom are large, solvent, public companies, will fully pay the costs apportioned to them, currently available information concerning the scope of contamination, estimated remediation costs, estimated legal fees and other factors, the Company has recorded and accrued for indicated environmental liabilities amounts that it deems reasonable and believes that any liability with respect to these matters in excess of the accrual will not be material. The ultimate costs will depend on a number of factors and the amount currently accrued represents management's best current estimate of the total cost to be incurred. The Company expects this amount to be substantially paid over the next one to four years.

The most significant environmental matter in which the Company is currently involved relates to the W.J. Smith site. In 1993, the United States Environmental Protection Agency (USEPA) initiated a Unilateral Administrative Order Proceeding under Section 7003 of the Resource Conservation and Recovery Act (RCRA) against W.J. Smith and Katy. The proceeding requires certain actions at the W.J. Smith site and certain off-site areas, as well as development and implementation of additional cleanup activities to mitigate off-site releases. In December 1995, W.J. Smith, Katy and USEPA agreed to resolve the proceeding through an Administrative Order on Consent under Section 7003 of RCRA. Pursuant to the Order, W.J. Smith is currently implementing a cleanup to mitigate off-site releases.

With regard to non-environmental contingencies, in December 1996, Banco del Atlantico, a bank located in Mexico, filed a lawsuit against Woods, a subsidiary of Katy, and against certain past and then present officers and directors and former owners of Woods, alleging that the defendants participated in a violation of the Racketeer Influenced and Corrupt Organizations (RICO) Act involving allegedly fraudulently obtained loans from Mexican banks, including the plaintiff, and "money laundering" of the proceeds of the illegal enterprise. All of the foregoing is alleged to have occurred prior to our purchase of Woods. The plaintiff also alleges that it made loans to an entity controlled by certain officers and directors based upon fraudulent representations. The plaintiff seeks to hold Woods liable for its alleged damage under principles of respondeat superior and successor liability. The plaintiff is claiming damages in excess of $24.0 million and is requesting treble damages under RICO. Because certain procedural issues have not yet been fully adjudicated in this litigation, it is not possible at this time for the Company to reasonably determine an outcome or accurately estimate the range of potential exposure. We may have recourse against the former owner of Woods and others for, among other things, violations of covenants, representations and warranties under the purchase agreement through which we acquired Woods, and under state, federal and common law. In addition, the purchase price under the purchase agreement may be subject to adjustment as a result of the claims made by Banco del Atlantico. The extent or limit of any such recourse cannot be predicted at this time.

We also have a number of product liability and worker's compensation claims pending against us and our subsidiaries. Many of these claims are proceeding through the litigation process and the final outcome will not be known until a settlement is reached with the claimant or the case is adjudicated. It can take up to 10 years from the date of the injury to reach a final outcome for such claims. With respect to the product liability and worker's compensation claims, we have provided for our share of expected losses beyond the applicable insurance coverage, including those incurred but not reported, which are developed using actuarial techniques. Such accruals are developed using currently available claim information, and represent our best estimates. The ultimate cost of any individual claim can vary based upon, among other factors, the nature of the injury, the duration of the disability period, the length of the claim period, the jurisdiction of the claim and the nature of the final outcome.

Although we believe that these actions individually and in the aggregate are not likely to have a material adverse effect on the Company, further costs could be significant and will be recorded as a charge to operations when such costs become probable and reasonably estimable.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk associated with changes in interest rates relates primarily to our debt obligations and temporary cash investments. We currently do not use derivative financial instruments relating to either of these exposures. Our interest obligations on outstanding debt are indexed from short-term Eurodollar rates.

The holder of the preferred interest in Contico redeemed with Katy, at a discount, approximately half of such interest at the time of the recapitalization. We utilized approximately $10.2 million of the proceeds from the issuance of the Convertible Preferred Stock for the purpose of redeeming approximately 50% of the preferred interest. The holder will retain approximately 50% of the preferred interest, or a stated value of $16.4 million. Additionally, in connection with the recapitalization, the agreement governing a put option was amended to, among other things, provide that in the event of a change of control, or at any time during the period beginning on the earlier to occur of 1) June 28, 2006, or 2) the date at which all indebtedness incurred by us in connection with the recapitalization has been paid in full and lenders have released all security interests in connection with such indebtedness, and ending on January 7, 2010, the holder of the preferred interest shall have the right to require us to purchase from them any portion of their preferred interest at its stated value. In the same amendment, provisions regarding our call option on the preferred interest were amended to allow us to purchase the outstanding preferred interest at stated value at any time following the recapitalization. See Note 12 to Consolidated Financial Statements.

The following table presents our financial instruments, rates of interest and indications of fair value:

	Expected Maturity Dates							
(Thousands of dollars)	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Assets								
Temporary cash investments								
Fixed rate	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Average interest rate	—	—	—	—	—	—	—	
Long-Term Debt								
Fixed rate debt	$ 67	$ 701	$ —	$ —	$ —	$ —	$ 768	$ 768
Average interest rate	7.14%	7.14%	—	—	—	—	7.14%	
Variable rate debt	$14,552	$6,000	$5,773	$ —	$57,000	$ —	$83,325	$83,325
Average interest rate	4.75%	4.75%	4.75%	4.75%	4.75%	—	4.75%	
Preferred Interest of Subsidiary								
Fixed rate obligation	$ —	$ —	$ —	$ —	$16,400	$ —	$16,400	[a]
Average interest rate	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	

[a] The Company cannot estimate the fair value of the preferred interest due to lack of a market. The fair value of the preferred interest in Contico is impacted by two factors: the rate of interest paid on the stated amount, and the market price of Katy's common stock. During 2001, market rates for similar instruments decreased, which would have the effect of increasing the fair value of the preferred interest. Also during 2001, the value of Katy's common stock declined, which caused the fair value of the preferred interest to decrease. Upon exercise of the put option, the holder would receive 780,968 shares of Katy common stock, implying a $21.00 per share value when divided into the post-redemption value of $16.4 million. Katy's stock closed at $17.00 on January 8, 1999, the date of the Contico acquisition, and closed at $3.42 on December 31, 2001.

Management Report

Our management is responsible for the fair presentation and consistency of all financial data included in this Annual Report in accordance with generally accepted accounting principles. Where necessary, the data reflects management's best estimates and judgments.

Management also is responsible for maintaining an internal control structure with the objective of providing reasonable assurance that our assets are safeguarded against material loss from unauthorized use or disposition and that authorized transactions are properly recorded to permit the preparation of accurate financial data. Cost-benefit analyses are an important consideration in this regard. The effectiveness of internal controls is maintained by: (1) personnel selection and training; (2) division of responsibilities; (3) establishment and communication of policies; and (4) ongoing internal review programs and audits. Management believes that our system of internal controls is effective and adequate to accomplish the above described objectives.

C. Michael Jacobi
President and Chief Executive Officer

Amir Rosenthal
Vice President, Chief Financial Officer, General Counsel and Secretary

Report of Independent Public Accountants

To Katy Industries, Inc.:

We have audited the accompanying consolidated balance sheets of KATY INDUSTRIES, INC., (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Katy Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

St. Louis, Missouri
March 26, 2002

As of December 31, *(Thousands of dollars)*	**2001**	2000
Assets		
Current Assets:		
Cash and cash equivalents	**$ 8,064**	$ 2,459
Trade accounts receivable, net of allowance for doubtful accounts of $2,023 and $1,478	**72,810**	86,442
Inventories	**65,941**	103,068
Deferred income taxes	**8,243**	7,544
Other current assets	**2,878**	5,571
Total current assets	**157,936**	205,084
Other Assets:		
Goodwill, net of accumulated amortization of $11,315 and $9,398	**15,125**	39,500
Intangibles, net of accumulated amortization of $10,182 and $7,559	**33,032**	47,214
Deferred income taxes	**2,278**	—
Equity method investment in unconsolidated affiliate—Note 2	**7,011**	6,927
Other	**12,825**	15,382
Total other assets	**70,271**	109,023
Property and Equipment:		
Land and improvements	**3,798**	3,789
Buildings and improvements	**23,526**	23,273
Machinery and equipment	**171,333**	168,312
	198,657	195,374
Less—Accumulated depreciation	**(78,909)**	(62,758)
Net property and equipment	**119,748**	132,616
Total assets	**$347,955**	$446,723
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	**$ 39,181**	$ 54,444
Accrued compensation	**7,201**	6,179
Accrued expenses	**37,578**	39,030
Current maturities, long-term debt—Note 8	**14,619**	133,067
Revolving credit agreement—Note 8	**57,000**	—
Dividends payable	**—**	629
Total current liabilities	**155,579**	233,349
Long-Term Debt, less current maturities—Note 8	**12,474**	771
Other Liabilities	**5,638**	7,609
Excess of Acquired Net Assets Over Cost, net of accumulated amortization of $8,517 and $6,725	**—**	1,792
Deferred Income Taxes	**—**	19,969
Total liabilities	**173,691**	263,490
Commitments and Contingencies—Notes 8, 16 and 19		
Preferred Interest of Subsidiary—Note 3 and 12	**16,400**	32,900
Stockholders' Equity:		
15% Convertible Preferred Stock, $100 par value; authorized 1,200,000 shares; issued and outstanding 700,000 shares; liquidation value $70,000—Note 3 and 9	**69,560**	—
Common stock, $1 par value; authorized 35,000,000 and 25,000,000 shares; issued 9,822,204 shares	**9,822**	9,822
Additional paid-in capital	**58,314**	51,127
Accumulated other comprehensive loss	**(4,625)**	(2,757)
Unearned compensation	**(106)**	(518)
Retained earnings	**44,976**	112,697
Treasury stock, at cost, 1,430,621 and 1,427,446 shares, respectively	**(20,077)**	(20,038)
Total stockholders' equity	**157,864**	150,333
Total liabilities and stockholders equity	**$347,955**	$446,723

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

For the Years Ended December 31, *(Thousands of dollars, except per share amounts)*	2001	2000	1999
Net sales	$505,960	$579,629	$ 598,045
Cost of goods sold	429,140	473,823	469,211
Gross profit	76,820	105,806	128,834
Selling, general and administrative expenses	(85,567)	(94,949)	(100,094)
Impairments of long-lived assets	(47,469)	—	—
Severance and restructuring charges	(13,648)	(2,651)	(1,158)
Operating (loss) income	(69,864)	8,206	27,582
Equity in income (loss) of unconsolidated affiliate	72	(61)	(84)
Interest	(10,772)	(14,376)	(12,135)
Other, net	(625)	462	1,687
(Loss) income before income taxes, distributions on preferred interest of subsidiary, discontinued operations and extraordinary loss on early extinguishment of debt	(81,189)	(5,769)	17,050
Benefit from (provision) for income taxes	20,383	2,022	(3,217)
(Loss) income from operations before distributions on preferred interest of subsidiary, discontinued operations and extraordinary loss on early extinguishment of debt	(60,806)	(3,747)	13,833
Distributions on preferred interest of subsidiary (net of tax)	(1,274)	(1,711)	(1,678)
(Loss) income from continuing operations	(62,080)	(5,458)	12,155
Loss from operations of discontinued businesses (net of tax)	—	—	(1,700)
Extraordinary loss on early extinguishment of debt (net of tax)	(1,182)	—	—
Net (loss) income	(63,262)	(5,458)	10,455
Gain on early redemption of preferred interest of subsidiary	6,600	—	—
Payment-in-kind dividends on convertible preferred stock	(4,459)	—	—
Net (loss) income available to common shareholders	$(61,121)	$ (5,458)	$ 10,455
(Loss) earnings per share of common stock—Basic			
(Loss) income from continuing operations	$ (7.14)	$ (0.65)	$ 1.45
Discontinued operations	—	—	(.20)
Extraordinary loss on early extinguishment of debt	(.14)	—	—
Net (loss) income	$ (7.28)	$ (0.65)	$ 1.25
(Loss) earnings per share of common stock—Diluted			
(Loss) income from continuing operations	$ (7.14)	$ (0.65)	$ 1.38
Discontinued operations	—	—	(.17)
Extraordinary loss on early extinguishment of debt	(.14)	—	—
Net (loss) income	$ (7.28)	$ (0.65)	$ 1.21

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(Thousands of dollars, except per share data)	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Other Comprehensive Loss	Unearned Compensation	Retained Earnings	Treasury Stock	Comprehensive Income (Loss)
	Number of Shares	Par Value	Number of Shares	Par Value						
Balance, January 1, 1999	—	—	9,822,204	$ 9,822	$ 51,243	$ (2,309)	$(1,302)	$ 112,784	$ (20,922)	
Net income	—	—	—	—	—	—	—	10,455	—	$ 10,455
Foreign currency translation adjustments	—	—	—	—	—	1,875	—	—	—	1,875
Comprehensive income	—	—	—	—	—	—	—	—	—	$ 12,330
Common stock dividends	—	—	—	—	—	—	—	(2,514)	—	
Issuance of shares under Stock Option Plan	—	—	—	—	(37)	—	—		289	
Other issuance of shares	—	—	—	—	(79)	—	292	(36)	988	
Purchase of treasury shares	—	—	—	—	—	—	—	—	(238)	
Balance, December 31, 1999	—	—	9,822,204	9,822	51,127	(434)	(1,010)	120,689	(19,883)	
Net loss	—	—	—	—	—	—	—	(5,458)	—	$ (5,458)
Foreign currency translation adjustment	—	—	—	—	—	(2,323)	—	—	—	(2,323)
Comprehensive loss										$ (7,781)
Common stock dividends	—	—	—	—	—	—	—	(2,520)	—	
Issuance of shares under Stock Option Plan	—	—	—	—	—	—	—	—	63	
Other	—	—	—	—	—	—	492	(14)	44	
Purchase of treasury shares	—	—	—	—	—	—	—	—	(262)	
Balance, December 31, 2000	—	—	9,822,204	9,822	51,127	(2,757)	(518)	112,697	(20,038)	
Net loss	—	—	—	—	—	—	—	(63,262)	—	$(63,262)
Foreign currency translation adjustment	—	—	—	—	—	(1,511)	—	—	—	(1,511)
Pension adjustment						(357)				(357)
Comprehensive loss										$(65,130)
Issuance of convertible preferred stock	700,000	$ 70,000	—	—	—	—	—	—	—	
Direct costs related to issuance of convertible preferred stock	—	(4,899)	—	—	—	—	—	—	—	
Redemption of preferred interest in subsidiary, with tax	—	—	—	—	6,710	—	—	—	—	
Payment-in-kind dividend		4,459						(4,459)		
Stock option grant					477					
Other	—	—	—	—	—	—	412	—	(39)	
Balance, December 31, 2001	**700,000**	**$69,560**	**9,822,204**	**$9,822**	**$58,314**	**$(4,625)**	**$ (106)**	**$ 44,976**	**$(20,077)**	

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, *(Thousands of dollars)*	**2001**	2000	1999
Cash flows from operating activities:			
Net (loss) income	**$ (63,262)**	$ (5,458)	$ 10,455
Depreciation and amortization	**22,468**	23,598	20,172
Impairment of long-lived assets	**47,469**	—	—
Loss (gain) on sale of assets	**(33)**	(408)	1,754
Equity in (income) loss of unconsolidated affiliates	**(72)**	61	84
Extraordinary loss on early extinguishment of debt	**1,818**	—	—
Deferred income taxes	**(22,836)**	885	2,188
Changes in assets and liabilities, net of acquisition/disposition of subsidiaries:			
Accounts receivable	**13,135**	10,248	(8,201)
Inventories	**34,397**	14,332	(9,978)
Other current assets	**526**	212	1,268
Accounts payable	**(15,263)**	(3,384)	13,467
Accrued liabilities	**(430)**	(14,595)	9,362
Other, net	**364**	(1,247)	(2,654)
Net cash flows provided by operating activities	**18,281**	24,244	37,917
Cash flows from investing activities:			
Capital expenditures	**(12,566)**	(14,196)	(21,066)
Proceeds from sale of assets	**691**	904	210
Collections of notes receivable	**137**	581	684
Payments for purchase of subsidiaries	**—**	—	(140,088)
Proceeds from sale of subsidiaries	**1,576**	—	10,501
Net cash flows used in investing activities	**(10,162)**	(12,711)	(149,759)
Cash flows from financing activities:			
Net borrowings (repayments) on Former Credit Agreement, prior to Recapitalization	**11,300**	(17,064)	110,855
Repayment of borrowings under Former Credit Agreement at Recapitalization	**(144,300)**	—	—
Proceeds on initial borrowings from New Credit Agreement at Recapitalization—term loans	**30,000**	—	—
Proceeds on initial borrowings from New Credit Agreement at Recapitalization—revolving loans	**63,211**	—	—
Repayments on New Credit Agreement following Recapitalization—revolving loans	**(3,675)**	—	—
Net repayments on New Credit Agreement following Recapitalization—term loans	**(6,282)**	—	—
Fees and costs associated with New Credit Agreement	**(7,471)**	—	—
Proceeds from issuance of Convertible Preferred Stock	**70,000**	—	—
Direct costs related to issuance of Convertible Preferred Stock	**(4,899)**	—	—
Redemption of preferred interest of subsidiary	**(9,900)**	—	—
Payment of dividends	**(629)**	(2,520)	(2,508)
Purchase of treasury shares	**—**	(262)	(238)
Other	**122**	75	530
Net cash flows (used in) provided by financing activities	**(2,523)**	(19,771)	108,639
Effect of exchange rate changes on cash and cash equivalents	**9**	54	(37)
Net increase (decrease) in cash and cash equivalents	**5,605**	(8,184)	(3,240)
Cash and cash equivalents, beginning of period	**2,459**	10,643	13,883
Cash and cash equivalents, end of period	**$ 8,064**	$ 2,459	$ 10,643

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

As of December 31, 2001 and 2000 (Thousands of dollars, except per share data)

Note 1. Organization of the Business

The Company is a manufacturer and distributor of a variety of industrial and consumer products, including sanitary maintenance supplies, coated abrasives, stains and electrical and electronic components. Principal markets are in the United States, Canada, and Europe and include the sanitary maintenance, restaurant supply, retail, electronics, automotive, and computer markets. These activities are grouped into two primary reportable segments: Electrical/Electronics and Maintenance Products.

Note 2. Significant Accounting Policies

Consolidation Policy—The consolidated financial statements include the accounts of Katy Industries, Inc. and subsidiaries in which it has a greater than 50% voting interest, collectively "Katy" or the "Company." All significant intercompany accounts, profits and transactions have been eliminated in consolidation. Investments in affiliates that are not majority-owned and where the Company does not exercise significant influence are reported using the equity method.

As part of the continuous evaluation of its operations, Katy has acquired and disposed of certain of its operating units in recent years. Those which affected the Consolidated Financial Statements for the years ended December 31, 2001, 2000 and 1999 are discussed in Note 4.

At December 31, 2001, the Company owns 30,000 shares of common stock, a 43% interest, in Sahlman Holding Company, Inc., (Sahlman) that is accounted for under the equity method. Sahlman is engaged in the business of harvesting shrimp off the coast of South and Central America and shrimp farming in Nicaragua. As of December 31, 2001 and 2000 the investment balances were $7,011 and $6,927, respectively.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Supplemental Cash Flow Information—Cash paid and (received) during the year for interest and income taxes is as follows:

(Thousands of dollars)	**2001**	2000	1999
Interest	**$11,333**	$15,065	$10,121
Income taxes	**$(2,549)**	$(3,850)	$ 111

Significant non-cash transactions during 2001 include the accrual of payment-in-kind dividends on the convertible preferred stock (Note 9) of $4,459, the gain on the early redemption of the preferred interest in Contico (Notes 3 and 12) of $6,600, and the creation of a note receivable on the sale of the Thorsen Tools business of $1,000.

Advertising Costs—Advertising costs are expensed as incurred. Advertising costs expensed in 2001, 2000 and 1999 were $8.8 million, $10.0 million and $9.5 million, respectively.

Inventories—Inventories are stated at the lower of cost or market. Cost includes materials and conversion costs. At December 31, 2001 and 2000, approximately 40% and 34%, respectively, of Katy's inventories were accounted for using the last-in, first-out (LIFO) method, while the remaining inventories were accounted for using the first-in, first-out (FIFO) method. Current cost, as determined using the FIFO method, exceeded LIFO cost by $1.5 million and $1.7 million at December 31, 2001 and 2000, respectively. The components of inventories are:

December 31, *(Thousands of dollars)*	**2001**	2000
Raw materials	**$30,804**	$ 38,736
Work in process	**3,256**	3,269
Finished goods	**31,881**	61,063
	$65,941	$103,068

Goodwill—In connection with certain acquisitions, the Company recorded goodwill representing the cost of the acquisition in excess of the fair value of the net assets acquired. Goodwill is being amortized using the straight-line method over periods ranging from 10 to 20 years. Goodwill amortization expense was $1,917, $2,664 and $1,940 for 2001, 2000 and 1999, respectively, excluding impairment charges that are further discussed in Note 7.

Excess of Acquired Net Assets Over Cost—In connection with the acquisition of Woods Industries, Inc., (Woods) the Company recorded negative goodwill for the excess of the fair value of the net assets acquired over the cost of the acquisition. Negative goodwill was amortized using the straight-line method over a period of five years. Amortization of this item was substantially complete as of December 31, 2001.

Property and Equipment—Property and equipment are stated at cost and depreciated over their estimated useful lives: buildings (10–40 years) generally using the straight-line method; machinery and equipment (3–20 years) using straight-line or composite methods; and leasehold improvements using the straight-line method over the remaining lease period.

Impairment of Assets—Long-lived assets are reviewed for impairment if events or circumstances indicate the carrying amount of these assets may not be recoverable through future undiscounted cash flows. If this review indicates that the carrying value of these assets will not be recoverable, based on future net cash flows from the use or disposition of the asset, the carrying value is reduced to fair value (see Note 7).

Income Taxes—Income taxes are accounted for using a balance sheet approach known as the liability method. The liability method accounts for deferred income taxes by applying the statutory tax rates in effect at the date of the balance sheet to the differences between the book basis and tax basis of the assets and liabilities. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred income tax asset will not be realizable.

Foreign Currency Translation—The results of the Company's foreign subsidiaries are translated to U.S. dollars using the current-rate method. Assets and liabilities are translated at the year end spot exchange rate, revenue and expenses at average exchange rates and equity transactions at historical exchange rates. Exchange differences arising on translation are recorded as a component of accumulated other comprehensive loss.

Fair Value of Financial Instruments—Where the fair values of Katy's financial instrument assets and liabilities differ from their carrying value or Katy is unable to establish the fair value without incurring excessive costs, appropriate disclosures have been given in the Notes to Consolidated Financial Statements. All other financial instrument assets and liabilities not specifically addressed are believed to be carried at their fair value in the accompanying Consolidated Balance Sheets.

New Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board authorized the issuance of Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 also requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable," i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, Accounting Principles Board (APB) Opinion No.16 although in some instances previously recognized intangibles will be subsumed into goodwill.

Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as an operating segment determined in accordance with SFAS No. 131 or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or fair value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption the Company may need to record a cumulative effect adjustment to reflect the impairment of previously recognized goodwill. In addition, goodwill on prior business combinations will cease to be amortized. The Company is unable at this time to determine the impact that this Statement will have on intangible assets at the time of adoption in the first quarter of 2002, or whether a cumulative effect adjustment will be required upon adoption. During the second quarter of 2001, the Company recorded an impairment of $33.0 million on the long-lived assets of it mop, broom and brush division, as discussed in Note 7. However, even considering this impairment, the terms of the recently completed Recapitalization of the Company (See Note 3) indicate that the fair value of the Company may be less than the carrying value represented on the consolidated balance sheets. Therefore, the Company recognizes the possibility of impairments of goodwill and certain intangibles upon adoption in the first quarter of 2002.

In August, 2001, the FASB released SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Previously, two accounting models existed for long-lived assets to be disposed of, as SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, did not address the accounting for a segment of a business accounted for as a discontinued operation under APB Opinion 30. This statement establishes a single model based on the framework of SFAS No. 121. This statement also broadens the presentation of discontinued operations to include more disposal transactions.

SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. While the Company is still evaluating the potential impact of the statement, it anticipates that this statement could have an impact on its financial reporting as it broadens the presentation of discontinued operations. If the Company were to divest of certain businesses that are under consideration, Katy anticipates they would possibly qualify as discontinued operations under SFAS No. 144, whereas they would have not met the requirements of discontinued operations treatment under APB Opinion 30.

Revenue Recognition—Sales are recognized upon shipment of products to customers or when services are performed.

Reclassifications—Certain amounts from prior years have been reclassified to conform to the 2001 financial statement presentation. See unaudited Note 21 for a further discussion of these reclassifications.

Note 3. Recapitalization

On June 28, 2001, Katy announced that it completed a recapitalization of the Company (the Recapitalization). Katy had reached a definitive agreement on June 2, 2001 with KKTY Holding Company, LLC. (KKTY), an affiliate of Kohlberg Investors IV, L.P. (Kohlberg) regarding the recapitalization. On June 28, 2001, 1) Katy stockholders approved proposals to effectuate the recapitalization at their annual meeting, including classification of the board of directors into two classes with staggered terms, and 2) Katy, KKTY and a syndicate of banks agreed to a new credit facility (New Credit Agreement) to finance the future operations of Katy. Under the terms of the recapitalization, directors designated by KKTY represent a majority of Katy's Board of Directors. Pursuant to the shareholder vote at the annual meeting, four of the elected directors are considered Class I directors, and were elected for one year terms. These directors include C. Michael Jacobi, the new President and CEO, and three directors who were not designated by KKTY. Five of the elected directors are considered Class II directors, and will serve a two year term. All of the Class II directors are designees of KKTY.

Under the terms of the Recapitalization, KKTY purchased 700,000 shares of newly issued preferred stock, $100 par value per share (Convertible Preferred Stock), which is convertible into 11,666,666 common shares, for an aggregate purchase price of $70.0 million. See Note 9. The Recapitalization allowed Katy to retire obligations it had under its former revolving credit agreement (Former Credit Agreement), which was agented by Bank of America. In connection with the Recapitalization, Katy entered into the New Credit Agreement, agented by Bankers Trust Company. See Note 8.

Also in connection with the recapitalization, the Company entered into an agreement with the holder of the preferred interest in Contico (a subsidiary of Katy) to redeem at a discount approximately half of such interest, plus $0.3 million of accrued distributions thereon. The stated value prior to the recapitalization was $32.9 million. See Note 12. Katy utilized approximately $10.2 million of the proceeds from the issuance of the Convertible Preferred Stock for this purpose. The difference between the amount paid on redemption and the stated value of preferred interest redeemed ($6.7 million, net of tax) was recognized as an increase to "Additional Paid-in Capital" on the Condensed Consolidated Balance Sheets. The

holder of the remaining preferred interest will retain approximately 50% of the original preferred interest, or a stated value of $16.4 million. Following is a summary of the sources and uses of funds from, and in connection with, the recapitalization:

(Thousands of dollars)

Sources:	
Sale of Convertible Preferred Stock	$ 70,000
Borrowings under the New Credit Agreement	93,211
	$163,211
Uses:	
Paydown of obligations under the Former Credit Agreement	$144,300
Payment of accrued interest under the Former Credit Agreement	624
Purchase of one-half of preferred interest of Contico at a discount	9,900
Payment of accrued distributions on one-half of preferred interest of subsidiary	322
Certain costs associated with the recapitalization	8,065
	$163,211

Note 4. Acquisitions and Dispositions

Acquisitions

On January 8, 1999, the Company purchased all of the common membership interest (Common Interest) in Contico, the successor to the janitorial, consumer products and industrial packaging businesses of Contico International, Inc., now known as Newcastle Industries, Inc. (Newcastle). Newcastle had previously contributed substantially all its assets and certain liabilities to Contico and entered into leases with Contico for certain real property used in the business and retained by Newcastle. The purchase price for the Common Interest was approximately $132.1 million. The payment of the purchase price was financed by the Company's unsecured revolving credit agreement from Bank of America (Former Credit Agreement). Newcastle retained a preferred membership interest in Contico (Preferred Interest), having a stated value, prior to the recapitalization, of $32.9 million. In connection with the recapitalization, the Company reached agreement with the holder of the preferred interest to redeem, at a discount, approximately half of the Preferred Interest for $9.9 million. The holder's remaining approximate 50% preferred interest, valued at $16.4 million, yields an 8% annual return on its stated value while outstanding (see Note 12). Contico, based in St. Louis, Missouri, manufactures and distributes janitorial equipment and supplies, consumer storage, home and automotive products, as well as food service equipment and supplies. The acquisition has been accounted for under the purchase method. The accounts of this acquisition have been included in the Company's Consolidated Financial Statements from the acquisition date. The estimated cost in excess of net assets acquired of approximately $7.0 million, has been recorded as "Goodwill" in the Consolidated Balance Sheets and is being amortized on a straight-line basis over 20 years. In addition, Katy has recorded intangible assets of approximately $28.0 million, consisting of customer lists, trademarks and trade names. These intangible assets are being amortized over 20 years.

Dispositions

On May 3, 2001, Katy sold the Thorsen Tools business for $2.5 million, including a note for $1.0 million, due over five years. The company recognized losses on impairments of goodwill of $0.8 million and a write-down on the value of inventory through cost of goods sold of $0.2 million in connection with the sale.

During 1999, Katy completed the sales of the businesses classified as Discontinued Operations. Katy has recorded a "Loss from Discontinued Operations" on the 1999 Consolidated Statement of Operations. The sales are summarized below:

On December 27, 1999, the Airtronics division of American Gage & Machine Company (Airtronics) was sold for $2.3 million, including a note for $0.5 million, due in six years, and $0.9 million in deferred payments based upon the Airtronics business' future sales. On September 24, 1999, the assets of Peters Machinery Inc., (Peters) were sold for approximately $5.4 million, including a mortgage note of $1.0 million, due in five years, and an estimated $1.5 million in deferred payments based on the future sales of the Peters business. On May 7, 1999, the Company completed the divestiture of Diehl Machines, Inc. (Diehl) for approximately $3.7 million. On January 25, 1999, the Company sold the operating assets of Bach Simpson, Ltd. for approximately $0.6 million. The Company retained ownership of Bach Simpson, Ltd.'s building and leases it to the buyer. With respect to all of the foregoing divestitures, the purchaser assumed certain liabilities of the seller.

Note 5. Discontinued Operations

On December 31, 1997, the Board of Directors approved a plan to dispose of the Company's previously reported Machinery Manufacturing segment. The businesses included as "Discontinued Operations" are Airtronics, Beehive, Bach Simpson, Ltd., Diehl, and Peters. The divestiture of Beehive was completed in July of 1997, the sale of Bach Simpson, Ltd. closed on January 25, 1999, Diehl was sold on May 7, 1999, Peters was sold on September 24, 1999 and Airtronics was sold on December 27, 1999.

The historical operating results have been segregated as "Discontinued Operations" on the accompanying Consolidated Statements of Operations for all periods presented. Discontinued Operations have not been segregated on the Consolidated Statements of Cash Flows. Katy has recorded a "Loss from Discontinued Operations" on the 1999 Consolidated Statement of Operations. Selected financial data for the Discontinued Operations is summarized as follows:

For the Year Ended December 31,	1999
Net sales	$10,025
Loss before income taxes	$(1,722)
Income tax benefit	22
Net loss	$(1,700)
Net loss per share—Basic	$ (0.20)
Net loss per share—Diluted	$ (0.17)

Note 6. Intangibles

Intangible assets consist of the following components as of December 31, 2001 and 2000:

December 31,	**2001**	2000
Patents	**$ 4,232**	$ 4,442
Trademarks and trade names	**12,432**	15,416
Customer lists	**25,035**	30,635
Other	**1,515**	4,280
Total	**43,214**	54,773
Accumulated amortization	**(10,182)**	(7,559)
Total intangibles	**$ 33,032**	$47,214

Note 7. Impairment of Long-Lived Assets

During the second quarter of 2001, the Company recorded an impairment of certain long-lived assets, including goodwill and certain intangible assets, of its mop, broom and brush division. The division had experienced consistently poor operating results for a number of periods, causing the Company to evaluate the division for impairment. While the Company had plans to improve the division's performance, the then current sales levels and operating results did not support the pre-impairment carrying value of certain long-lived assets and would not be recoverable through forecasted future cash flows. A determination of the division's fair value was made using the income approach, specifically, a discounted cash flow analysis using the same cash flow stream used to initially determine that an impairment existed. The adjustment to record the impaired long-lived assets at fair value amounted to a reduction of goodwill of $21.6 million and a reduction to other intangible assets of $11.4 million, for a total reduction of the division's carrying value of $33.0 million.

During the fourth quarter of 2001, the Company recorded an impairment of all of the long-lived assets of the waste-to-energy facility (See Note 14). SESCO's long-lived assets consisted of equity contributions that SESCO was required to make as a result of contractual obligations through 1993, which had a carrying value of $8.5 million, and certain property, plant and equipment, which had a carrying value of approximately $1.3 million. Upon determining that future undiscounted cash flows would not be adequate to cover the carrying amount of long-lived assets, the company determined that the long-lived assets have a fair value of zero. The fair value estimate is based on attempts to dispose of SESCO.

Also during 2001, the Company recorded other impairments of long-lived assets totaling $4.7 million. These impairments were primarily the result of management decisions regarding the retirement of certain capitalized assets.

Note 8. Indebtedness

In connection with the recapitalization, Katy refinanced its outstanding debt obligations under its former revolving credit agreement (Former Credit Agreement) with a secured, asset-based lending arrangement (New Credit Agreement). The New Credit Agreement, which provides for a total borrowing facility of $140.0 million, has a $30.0 million term loan portion (Term Loan) with a final maturity date of June 28, 2006 that requires quarterly repayments of $1.5 million, the first of which was made on September 30, 2001. The Term Loan is based on orderly liquidation values of the Company's property, plant and equipment. The remaining portion of the New Credit Agreement is a $110.0 million revolving credit facility (Revolving Credit Facility) that also has an expiration date of June 28, 2006. The borrowing base of the Revolving Credit Facility is determined by eligible inventory and accounts receivable of the Company. Unused borrowing availability on the Revolving Credit Facility was $16.8 million at December 31, 2001. All extensions of credit to the Company are secured by a first priority perfected security interest in and lien upon the capital stock of each material domestic subsidiary (65% of the capital stock of each material foreign subsidiary), and all present and future assets and properties of the Company. Customary financial covenants and restrictions on the payment of dividends apply to the New Credit Agreement. Among other financial covenants, the Company was required to generate earnings before interest, taxes, depreciation and amortization and other adjustments (EBITDA, as defined in the New Credit Agreement) in excess of $26.0 million for the twelve months ended December 31, 2001. The Company's actual EBITDA in this regard was $31.1 million. The minimum EBITDA covenant adjusts to $28.0 million for the twelve month periods ending September 30 and December 31, 2002. Interest accrues on borrowings at approximately 275 basis points over the Eurodollar rate for Eurodollar loans, and 175 basis points over the prime rate for base rate loans, until the close of the second quarter of 2002. Following that, interest will be based on the Company's consolidated leverage ratio, as defined in the New Credit Agreement. The Company pays a commitment fee of ½ of 1% of the unused portion of the Revolving Credit Facility.

December 31, *(Thousands of dollars)*	**2001**	2000
Revolving loans payable under Former Credit Agreement, interest at various LIBOR rates (7.41%–8.75%)	**$ —**	$ 133,000
Term loans payable under New Credit Agreement, interest based on Eurodollar Rate (4.75%), due through 2006	**26,325**	—
Revolving loans payable under New Credit Agreement, interest based on Eurodollar and Prime Rates (4.75%)	**57,000**	—
Real estate and chattel mortgages, with interest at fixed rates (7.14%), due through 2003	**768**	838
Total debt	**84,093**	133,838
Less revolving loans, classified as current (see below)	**(57,000)**	—
Less current maturities	**(14,619)**	(133,067)
Long-term debt	**$ 12,474**	$ 771

Aggregate scheduled maturities of term loans and real estate mortgages are as follows (thousands of dollars):

2002	$14,619
2003	6,701
2004	5,773
2005	—
2006	—
Total	$27,093

In connection with the Revolving Credit Facility, the New Credit Agreement requires lockbox agreements which provide for all receipts to be swept daily to reduce borrowings outstanding. These agreements, combined with the existence of a Material Adverse Effect (MAE) clause in the New Credit Agreement, cause the Revolving Credit Facility to be classified as a current liability, per guidance in the FASB's Emerging Issues Task Force 95-22, *Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement.* However, the Company does not expect to repay, or be required to repay, within one year, the balance of the Revolving Credit Facility classified as a current liability. The MAE clause, which is a typical requirement in commercial credit agreements, allows the lender to require the loan to become due if it determines there has been a material adverse effect on the operations, business, properties, assets, liabilities, condition or prospects. The classification of the Revolving Credit Facility as a current liability is a result only of the combination of the two aforementioned factors: the lockbox agreements and the MAE clause.

However, the Revolving Credit Facility does not expire or have a maturity date within one year, but rather has a final expiration date of June 28, 2006. Also, the Company was in compliance with the applicable financial covenants at December 31, 2001, the lender has not notified the Company of any indication of a MAE at December 31, 2001, and to our knowledge, we were not in default of any provision of the New Credit Agreement at December 31, 2001.

The New Credit Agreement calls for scheduled repayments of Term Loans of $6.0 million during 2002. However, the New Credit Agreement also has a provision requiring the Company to repay Term Loans by a percentage of excess cash flow ("Consolidated Excess Cash Flow" as calculated under the New Credit Agreement) generated during each annual reporting period. As a result of this provision, and the calculation per the New Credit Agreement of Consolidated Excess Cash Flow generated during fiscal 2001, the Company expects to repay Term Loans in the approximate amount of $8.6 million on or around April 1, 2002. Much of the Consolidated Excess Cash Flow was generated by improved working capital during 2001. This repayment would require the Company to convert Term Loans to Revolving Loans. The most recently available calculations of Katy's borrowing base (eligible accounts receivable and inventory) performed as of the end of the February 2002 reporting period indicated that the Company had unused borrowing availability of $24.9 million. The prepayment would reduce this unused availability.

Letters of credit totaling $10.2 million were outstanding at December 31, 2001.

All of the debt under the New Credit Agreement is re-priced to current rates at frequent intervals. Therefore, its fair value approximates its carrying value at December 31, 2001.

The Company has incurred approximately $7.5 million of direct costs associated with the New Credit Agreement, including $1.4 million paid to Kohlberg (who worked on behalf of KKTY) for consulting fees and out-of-pocket expenses relating to negotiation of terms and covenants associated with the New Credit Agreement. These costs have been capitalized and are being amortized over the five year length of the agreement.

The extraordinary item of $1.2 million (net of tax of $0.6 million) recorded in 2001 was due to the write-off of deferred financing costs associated with the early extinguishment of the Former Credit Agreement.

Note 9. Convertible Preferred Stock

As discussed in Note 3 above, Recapitalization, KKTY purchased from Katy 700,000 shares of newly issued Convertible Preferred Stock, $100 par value per share, which is convertible into 11,666,666 common shares, for an aggregate purchase price of $70.0 million. The Convertible Preferred shares are entitled to a 15% payment-in-kind (PIK) dividend (that is, dividends in the form of additional shares of Convertible Preferred Stock), compounded annually, which started accruing on August 1, 2001, and are payable on August 1, 2002. No dividends will accrue or be payable after December 31, 2004. If converted, the 11,666,666 common shares, along with the 742,361 equivalent common shares accrued for payment to KKTY as PIK dividends through December 31, 2001, would represent 59.7% of the outstanding shares of common stock as of December 31, 2001, excluding outstanding options. If the holder continues to hold the Convertible Preferred Stock for the three year and five month period, it will receive an aggregated total of 431,555 shares of Convertible Preferred Stock, which would be convertible into an additional 7,192,598 shares of common stock. The shares of common stock issuable on the conversion of the Convertible Preferred Stock issued at closing, together with the shares of common stock issuable on the conversion of the Convertible Preferred Stock issuable through the PIK dividend, would represent 69.2% of the outstanding common shares of common stock, excluding outstanding options. The accrual of the PIK dividends for August to December of 2001 was recorded as a charge to Retained Earnings and an increase to Convertible Preferred Stock. The dividends were recorded at fair value, reduced earnings available to common shareholders in the calculation of basic earnings per share, and are presented on the Condensed Consolidated Statement of Operations as an item to arrive at "Net Loss Available to Common Shareholders."

The Convertible Preferred Stock is convertible at the option of the holder at any time after the earlier of 1) June 28, 2006, 2) board approval of a merger, consolidation or other business combination involving a change in control of the Company, or a sale of all or substantially all of the assets or liquidation of the Company, or 3) a contested election for directors of the Company nominated by KKTY. The preferred shares 1) are non-voting (with limited exceptions), 2) are non-redeemable, except in whole, but not in part, at the Company's option (as approved only by the Class I directors) at any time after June 30, 2021, 3) are entitled to receive cumulative PIK dividends through December 31, 2004, as mentioned above, at a rate of 15% percent, 4) have no preemptive rights with respect to any other securities or instruments issued by the Company, and 5) have registration rights with respect to any common shares issued upon conversion of the Convertible Preferred Stock. The Convertible Preferred Stock has a liquidation preference of $100 per share, par value, before any distribution could be made to common shareholders.

The Company incurred approximately $4.9 million of direct costs related to the issuance of the Convertible Preferred Stock, including $1.7 million paid to Kohlberg (who worked on behalf of KKTY) for consulting fees and out-of-pocket expenses relating to due diligence and structuring of the recapitalization. These costs have been netted against the stated amount of the "Convertible Preferred Stock" on the Condensed Consolidated Balance Sheets.

Note 10. Earnings Per Share

The Company's diluted earnings per share were calculated using the treasury stock method in accordance with the SFAS No. 128, *Earnings Per Share*. The basic and diluted earnings per share calculations are as follows:

For the Years Ended December 31,	**2001**	2000	1999
Basic EPS:			
(Loss) income from continuing operations	**$(62,080)**	$(5,458)	$12,155
Gain on early redemption of preferred interest of subsidiary	**6,600**		
Payment-in-kind dividends on convertible preferred stock	**(4,459)**	—	—
Net (loss) income before extraordinary item and discontinued operations available to common shareholders	**(59,939)**	(5,458)	12,155
Discontinued operations, net of tax	**—**	—	(1,700)
Extraordinary loss on early extinguishment of debt, net of tax	**(1,182)**	—	—
Net loss available to common shareholders	**$(61,121)**	$(5,458)	$10,455
Weighted average shares—Basic	**8,393**	8,404	8,366
Per share amount:			
Net (loss) income before extraordinary item and discontinued operations	**$ (7.14)**	$ (0.65)	$ 1.45
Discontinued operations, net of tax	**—**	—	(0.20)
Extraordinary loss on early extinguishment of debt, net of tax	**(0.14)**	—	—
Net (loss) income	**$ (7.28)**	$ (0.65)	$ 1.25
Diluted EPS:			
(Loss) income from continuing operations	**$(62,080)**	$(5,458)	$12,155
Gain on early redemption of preferred interest of subsidiary	**6,600**	—	—
Payment-in-kind dividends on convertible preferred stock	**(4,459)**	—	—
Distributions on preferred interest, net of tax	**—**	—	1,678
Net (loss) income before extraordinary item and discontinued operations available to common shareholders	**(59,939)**	(5,458)	13,833
Discontinued operations, net of tax	**—**	—	(1,700)
Extraordinary loss on early extinguishment of debt, net of tax	**(1,182)**	—	—
Net (loss) income	**$(61,121)**	$(5,458)	$12,133
Effect of potentially dilutive securities:			
Options [a]	**—**	—	82
Preferred interest	**—**	—	1,567
Shares—Diluted	**8,393**	8,404	10,015
Per share amount:			
Net (loss) income before extraordinary item and discontinued operations	**$ (7.14)**	$ (0.65)	$ 1.38
Discontinued operations, net of tax	**—**	—	(0.17)
Extraordinary loss on early extinguishment of debt, net of tax	**(0.14)**	—	—
Net (loss) income	**$ (7.28)**	$ (0.65)	$ 1.21

[a] As of December 31, 2001, 150,000 options were in-the-money, but were not included in the calculation of diluted earnings per share because of their anti-dilutive impact as a result of the Company's net loss position. No options were in-the-money at December 31, 2000.

Note 11. Retirement Benefit Plans

Pension and Other Postretirement Plans

Several subsidiaries have pension plans covering substantially all of their employees. These plans are noncontributory, defined benefit pension plans. The benefits to be paid under these plans are generally based on employees' retirement age and years of service. The companies' funding policies, subject to the minimum funding requirements of employee benefit and tax laws, are to contribute such amounts as determined on an actuarial basis to provide the plans with assets sufficient to meet the benefit obligations. Plan assets consist primarily of fixed income investments, corporate equities and government securities. The Company also provides certain health care and life insurance benefits for some of its retired employees. The postretirement health plans are unfunded.

	Pension Benefits		Other Benefits	
(Thousands of dollars)	**2001**	2000	**2001**	2000
Change in benefit obligation:				
Benefit obligation at beginning of year	**$1,988**	$1,861	**$ 3,187**	$ 1,420
Service cost	**169**	121	**15**	13
Interest cost	**150**	139	**155**	181
Actuarial (gain)/loss	**48**	17	**—**	1,848
Effect of sale	**—**	—	**—**	(14)
Settlement	**(194)**	—	**—**	—
Benefits paid	**(76)**	(150)	**(332)**	(275)
Benefit obligation at end of year	**$2,085**	$1,988	**$ 3,025**	$ 3,173
Change in plan assets:				
Fair value of plan assets at beginning of year	**$2,118**	$2,145	**$ —**	$ —
Actuarial return on plan assets	**(305)**	33	**—**	—
Employer contribution	**237**	90	**332**	275
Effect of sale	**—**	—	**—**	—
Settlement	**(261)**	—	**—**	—
Benefits paid	**(76)**	(150)	**(332)**	(275)
Fair value of plan asset at end of year	**$1,713**	$2,118	**$ —**	$ —
Reconciliation of prepaid (accrued) benefit cost:				
Funded status	**$ (372)**	$ 131	**$(3,025)**	$(3,173)
Unrecognized net actuarial (gain)/loss	**963**	565	**(325)**	31
Unrecognized prior service cost	**—**	—	**845**	702
Unrecognized net transition asset/(obligation)	**35**	44	**—**	—
Additional minimum liability adjustment	**(391)**	—	**—**	—
Prepaid/(Accrued) benefit cost	**$ 235**	$ 740	**$(2,505)**	$(2,440)
Components of net periodic benefit cost:				
Service cost	**$ 169**	$ 121	**$ 15**	13
Interest cost	**150**	139	**155**	181
Expected return on plan assets	**(170)**	(171)	**—**	—
Amortization of net transition asset	**9**	8	**—**	—
Amortization of prior service cost	**—**	—	**81**	81
Amortization of net gain/(loss)	**37**	26	**97**	—
Curtailment/settlement recognition	**156**	—	**—**	—
Net periodic benefit cost	**$ 351**	$ 123	**$ 348**	$ 275
Assumptions as of December 31:				
Discount rates	**7.5%**	7–7.5%	**7.5%**	7%
Expected return on plan assets	**8.0%**	7–7.5%	**0%**	0%
Assumed rates of compensation increases	**0–5%**	0–5%	**0–5%**	0–5%
Impact of one-percent increase in health care trend rate:				
Increase in accumulated postretirement benefit obligation			**$ 123**	$ 106
Increase in service cost and interest cost			**$ —**	$ —
Impact of one-percent decrease in health care trend rate:				
Decrease in accumulated postretirement benefit obligation			**$ 99**	$ 85
Decrease in service cost and interest cost			**$ —**	$ —

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 2001 was 8% in 2001 grading to 5% by 2009.

In addition to the plans described above, in 1993 the Company's Board of Directors approved a retirement compensation program for certain officers and employees of the Company and a retirement compensation arrangement for the Company's then Chairman and Chief Executive Officer. The Board approved a total of $3.5 million to fund such plans. This amount represented the best estimate of the obligation that vested immediately upon Board approval and is to be paid for services rendered to date. The Company had $2.9 million and $3.2 million accrued at December 31, 2001 and December 31, 2000, respectively, for this obligation.

401(k) Plans

The Company offers its employees the opportunity to voluntarily participate in one of five 401(k) plans administered by the Company or one of its subsidiaries. The Company makes matching and other contributions in accordance with the provisions of the plans and, under certain provisions, at the discretion of the Company. The Company made annual matching and other contributions of $0.5 million, $0.7 million and $0.8 million in 2001, 2000 and 1999, respectively.

Note 12. Preferred Interest of Subsidiary

Upon the Company's purchase of the Common Interest of Contico on January 8, 1999, Newcastle retained a preferred interest in Contico, represented by 329 preferred units, each with a stated value of $100,000, for an aggregate stated value of $32.9 million. The preferred interest yields an 8% cumulative annual return on its stated value while outstanding, payable quarterly in cash. In connection with the Recapitalization, the Company entered into an agreement with the holder of the preferred interest in its Contico International, L.L.C. subsidiary to redeem at a discount approximately half of the aforementioned interest, plus accrued distributions thereon, which, as disclosed above, had a stated value prior to the recapitalization of $32.9 million. Katy utilized approximately $10.2 million of the proceeds from the recapitalization for the purpose of redeeming approximately 50% of the preferred interest. The holder of the preferred interest will retain approximately 50% of the preferred interest, or a stated value of $16.4 million. Additionally, in connection with the Recapitalization, the agreement governing a put option was amended to, among other things, provide that in the event of a change in control, or at any time during the period beginning on the earlier to occur of 1) June 28, 2006, or 2) the date at which all indebtedness incurred by the Company in connection with the Recapitalization has been paid in full and lenders have released all security interests in connection with such indebtedness, and ending on January 7, 2010, the holder of the preferred interest shall have the right to require Katy to purchase from them any portion of their preferred interest at its stated value. In the same amendment, provisions regarding the Company's call option on the preferred interest were amended to allow us to purchase the outstanding preferred interest at stated value at any time following the Recapitalization. On the exercise of a put or call option, Katy must also pay to the preferred holder in cash, the accrued and unpaid Priority Return and profits allocated to the units being purchased by Katy.

The difference between the amount paid on redemption and the stated value of preferred interest redeemed ($6.6 million, plus $0.1 million of tax benefit) was recognized as an increase to "Additional Paid-in Capital" on the Condensed Consolidated Balance Sheets.

The Company cannot estimate the fair value of the preferred interest due to the lack of an active market. The fair value of the preferred interest in Contico is impacted by several factors: the rate of interest paid on the stated amount, the market price of Katy's common stock, and the existence of certain put and call provisions associated with the Preferred Interest. During 2001, market rates for similar instruments decreased, which would have the effect of increasing the fair value of the preferred interest. Also during 2001, the value of Katy's common stock declined, which caused the fair value of the preferred interest to decrease. Upon exercise of the put option, the holder would receive 780,968 shares of Katy common stock, implying a $21.00 per share value when divided into the post-redemption value of $16.4 million. Katy's stock closed at $17.00 on January 8, 1999, the date of the Contico acquisition, and closed at $3.42 on December 31, 2001.

Note 13. Stockholders' Equity

Share Repurchase

On February 26, 2000, the Company's Board of Directors authorized management to spend up to $5.0 million over a twelve month period for the repurchase of Katy common stock in the open market. During 2000, the Company repurchased 24,800 shares of Katy common stock at a total cost of $262,000 and an average stock price of $10.49. The Company did not repurchase any of its shares during calendar 2001. Katy repurchased 15,200 of its common shares during 1999 at a total cost of $238,000 as a result of a 1998 authorization from the Board of Directors.

Stockholder Rights Plan

In January 1995, the Board of Directors adopted a Stockholder Rights Agreement and distributed one right for each outstanding share of the Company's common stock (not otherwise exempted under the terms of the agreement). The rights entitle the stockholders to purchase, upon certain triggering events, shares of either 1) the Company's common stock or 2) any acquiring company stock, at a reduced price. The rights are not and will not become exercisable unless 1) certain change of control events or 2) increases in certain parties' percentage ownership, occur. Consistent with the intent of the Agreement, a shareholder who caused a triggering event would not be able to exercise their rights. If stockholders were to exercise rights, the effect would be to increase the percentage ownership stakes of those not causing the triggering event, while decreasing the percentage ownership stake of the party causing the triggering event. The Stockholder Rights Agreement was amended on June 2, 2001 to clarify that the Recapitalization was not a triggering event under the Rights Agreement. As of December 31, 2001, there are 8,391,583 rights outstanding, of which none are currently exercisable.

Stock Purchase Plan for Key Employees and Directors

In 1994, the Board of Directors approved the Stock Purchase Plan for Key Employees and Directors (Stock Purchase Plan). Under the Stock Purchase Plan, shares of the Company's common stock, held in treasury, were reserved for issuance at a purchase price equal to 65% (50% in certain cases) of the market value of the shares as determined based upon the offering period established by the Compensation Committee of the Board of Directors. As of December 31, 2000, 83,000 common shares had been issued at prices ranging from $6.17 to $8.02 per share. There has been no activity in this plan since 1996, and the Plan was terminated during 2000.

Proceeds from the sale of these shares consisted of cash or notes receivable due on demand but no later than sixty months from date of purchase with an interest rate equal to the Federal Short-Term Funds Rate. The outstanding balances of all of these notes were collected during 2001.

Restricted Stock Grant

During 2000 and 1999, the Company issued restricted stock grants in the amount of 3,000 and 45,100 shares, respectively, to certain key employees of the Company. These stock grants vest over a three year period, of which 25% vested immediately upon distribution. As a result of restricted stock grants, the Company has recognized compensation expense for 2001, 2000 and 1999 in the amount of $274,000, $391,000 and $539,000, respectively.

Director Stock Grant

During 2001, 2000 and 1999, the Company granted all independent, non-employee Directors 500 shares of Company common stock as part of their compensation. For 2001, this grant was limited to the three non-employee Class I directors. The total grant to the Directors for the years ended December 31, 2001, 2000 and 1999 was 1,500, 4,000 and 4,500 shares, respectively.

Employment Agreements and Stock Option Grants

On June 28, 2001, the Company entered into an employment agreement with C. Michael Jacobi, President and Chief Executive Officer. To induce Mr. Jacobi to enter into the employment agreement, on June 28, 2001, the Compensation Committee of the Board of Directors approved the Katy Industries, Inc. 2001 Chief Executive Officer's Plan. Under this plan, Mr. Jacobi was granted 978,572 stock options. Mr. Jacobi was also granted 71,428 stock options under the Company's 1997 Incentive Plan. All stock options granted to Mr. Jacobi will vest over a three year period provided that certain performance measures are met in each year, and vest unconditionally (assuming continued employment) in nine years.

On September 4, 2001, the Company entered into an employment agreement with Amir Rosenthal, Vice President, Chief Financial Officer, General Counsel and Secretary. To induce Mr. Rosenthal to enter into the employment agreement, on September 4, 2001, the Compensation Committee of the Board of Directors approved the Katy Industries, Inc. 2001 Chief Financial Officer's Plan. Under this plan, Mr. Rosenthal was granted 123,077 stock options. Mr. Rosenthal was also granted 76,923 stock options under the Company's 1997 Incentive Plan. All stock options granted to Mr. Rosenthal will vest over a three year period provided that certain performance measures are met in each year, and vest unconditionally (assuming continued employment) in nine years.

Stock Options and Stock Appreciation Rights

At the 1998 Annual Meeting, the Company's stockholders approved the 1997 Long-Term Incentive Plan (the 1997 Incentive Plan), authorizing the issuance of up to 875,000 shares of Company common stock pursuant to the grant or exercise of stock options, including incentive stock options, nonqualified stock options, stock appreciation rights (SARs), restricted

stock, performance units or shares and other incentive awards. The Compensation Committee of the Board of Directors administers the Incentive Plan and determines to whom awards may be granted, the type of award as well as the number of shares of Company common stock to be covered by each award, and the terms and conditions of such awards. The exercise price of stock options granted under the 1997 Incentive Plan cannot be less than 100 percent of the fair market price of such stock on the date of grant. The restricted stock grants in 1999 and 1998 referred to above were made under the 1997 Incentive Plan. Related to the 1997 Incentive Plan, the Company granted SARs as described below.

Two hundred and four thousand four hundred and seventy-three (204,473) SARs become exercisable at any time after the earliest that (a) up to and including July 22, 2001, the Company's average closing stock price over a 45 calendar day period has equaled or exceeded $39.125 per share; or (b) up to and including January 22, 2005, the Company's average closing stock price over a 45 calendar day period has equaled or exceeded $53.80 per share. In addition, in the event that goal (a) above is met, only 50% of the SARs thus vested will be immediately exercisable, with, 25% exercisable upon the first anniversary of the performance vesting date, and 25% exercisable upon the second anniversary of the performance vesting date. During 2001, 146,965 of these SARs were cancelled due to employee terminations; 57,508 remain outstanding. In addition, 163,579 SARs become exercisable at such time up to and including January 22, 2005, the Company's average closing stock price over a 45 calendar day period has equaled or exceeded $53.80 per share. During 2001, 117,572 of these SARS were cancelled due to employee terminations; 46,007 remain outstanding. All SARs which have met the performance goals above, as the case may be, will expire December 9, 2007. As a result of the underlying stock price, no compensation expense was recorded in 2001, 2000 or 1999.

The 1997 Incentive Plan also provides that in the event of the Change in Control of the Company, as defined below, (i) any SARs and stock options outstanding as of the date of the Change in Control which are neither exercisable or vested will become fully exercisable and vested (the payment received upon the exercise of the SARs shall be equal to the excess of the fair market value of a share of the Company's Common Stock on the date of exercise over the grant date price multiplied by the number of SARs exercised); (ii) the restrictions applicable to restricted stock will lapse and such restricted stock will become free of all restrictions and fully vested; and (iii) all performance units or shares will be considered to be fully earned and any other restrictions will lapse, and such performance units or shares will be settled in cash or stock, as applicable, within 30 days following the effective date of the Change in Control. For purposes of subsection (iii), the payout of awards subject to performance goals will be a pro rata portion of all targeted award opportunities associated with such awards based on the number of complete and partial calendar months with the performance period which had elapsed as of the effective date of the Change in Control. The Compensation Committee will also have the authority, subject to the limitations set forth in the 1997 Incentive Plan, to make any modifications to awards as determined by the Compensation Committee to be appropriate before the effective date of the Change in Control.

For purposes of the 1997 Incentive Plan, "Change in Control" of the Company means, and shall be deemed to have occurred upon, any of the following events: (a) any person (other than those persons in control of the Company as of the effective date of the 1997 Incentive Plan, a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company) becomes the beneficial owner, directly or indirectly, of securities of the Company representing 30 percent or more of the combined voting power of the Company's then outstanding securities; or (b) during any period of two (2) consecutive years (not including any period prior to the effective date), the individuals who at the beginning of such period constitute the Board of Directors (and any new director, whose election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was so approved), cease for any reason to constitute a majority thereof; or (c) the stockholders of the Company approve: (i) a plan of complete liquidation of the Company; or (ii) an agreement for the sale or disposition of all or substantially all the Company's assets; or (iii) a merger, consolidation, or reorganization of the Company with or involving any other corporation, other than a merger, consolidation, or reorganization that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent at least 50 percent of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger, consolidation, or reorganization. The Company has determined that the Recapitalization did not result in such a Change in Control.

At the 1995 Annual Meeting, the Company's stockholders approved the Long-Term Incentive Plan (the 1995 Incentive Plan) authorizing the issuance of up to 500,000 shares of Company common stock pursuant to the grant or exercise of stock options, including incentive stock options, nonqualified stock options, SARs, restricted stock, performance units or shares and other incentive awards to executives and certain key employees. The Compensation Committee of the Board

of Directors administers the 1995 Incentive Plan and determines to whom awards may be granted, the type of award as well as the number of shares of Company common stock to be covered by each award and the terms and conditions of such awards. The exercise of stock options granted under the 1995 Incentive Plan cannot be less than 100 percent of the fair market value of such stock on the date of grant. Stock options granted pursuant to the 1995 Incentive Plan generally vest in four equal annual installments from the date of grant and generally expire 10 years after the date of grant. In the event of a Change in Control of the Company, awards granted under the 1995 Incentive Plan are subject to substantially similar provisions to those described under the 1997 Incentive Plan. The definition of Change in Control of the Company under the 1995 Incentive Plan is substantially similar to the definition described under the 1997 Incentive Plan.

At the 1995 Annual Meeting, the Company's stockholders approved the Non-Employee Directors Stock Option Plan (the Directors' Plan) authorizing the issuance of up to 200,000 shares of Company common stock pursuant to the grant or exercise of nonqualified stock options to outside directors. The Board of Directors administers the Directors' Plan. The exercise price of stock options granted under the Directors' Plan is equal to the fair market value of the Company's common stock on the date of grant. Stock options granted pursuant to the Directors' Plan are immediately vested in full on the date of grant and generally expire 10 years after the date of grant.

The following table summarizes option activity under each of the 1997 Incentive Plan, 1995 Incentive Plan, the Chief Executive Officer's Plan, the Chief Financial Officer's Plan and the Directors' Plan:

	Options	Exercise Price	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Outstanding at December 31, 1998	471,100	$ 8.50–19.56	7.6 years	$ 12.21
Granted	222,100	$ 9.88–17.00		$ 13.65
Exercised	(20,650)	$ 8.50–13.19		$ 12.22
Canceled	(16,700)	$13.19–19.56		$ 14.40
Outstanding at December 31, 1999	655,850	$ 8.50–19.56	7.6 years	$ 12.64
Granted	166,000	$ 9.63–10.50		$ 10.33
Exercised	(4,500)	$ 8.50– 9.25		$ 9.00
Canceled	(53,550)	$ 8.50–19.56		$ 13.86
Outstanding at December 31, 2000	763,800	$ 8.50–19.56	7.2 years	$ 12.07
Granted	1,429,000	$ 3.02– 4.74		$ 4.04
Exercised	—	—	—	—
Canceled	(314,150)	$ 8.50–18.13		$ 11.72
Outstanding at December 31, 2001	**1,878,650**		**8.83 years**	**$ 6.03**
Vested and Exercisable at December 31, 2001	**341,250**			**$12.49**
Available to grant as of December 31, 2001	**229,888**			

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding at 12/31/01**	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	**Number Exercisable at 12/31/01**	Weighted Average Exercise Price
$ 3.02– 4.20	**1,429,000**	9.59	$ 4.04	**4,000**	$ 4.74
$ 8.50–10.50	**227,100**	6.84	9.70	**138,950**	9.46
$12.69–13.57	**125,950**	4.96	13.21	**125,950**	13.21
$18.13–19.56	**96,600**	7.32	17.35	**72,350**	17.47
	1,878,650	8.83	$ 6.03	**341,250**	$12.49

During 2001, the Company promised to grant a non-employee consultant 200,000 options. As of December 31, 2001, this grant had not occurred. However, the Company recorded compensation expense of $477,000 during 2001 representing the fair value of options promised, determined using a binomial option-pricing model.

The Company applies APB No. 25, *Accounting for Stock Issued to Employees* and related Interpretations in accounting for stock options. SFAS No. 123, *Accounting for Stock-Based Compensation* was issued and, if fully adopted by the Company, would change the method for recognition of expense related to option grants to employees. Under SFAS No. 123, cost is based upon the fair value of each option at the date of grant using an option-pricing model that takes into account as of the grant date the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the expected term of the option. Had compensation cost been determined based on the fair value method of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below. The weighted average fair values of options granted in 2001, 2000 and 1999 were $2.70, $5.02 and $7.19 respectively.

The fair value of each option grant is estimated on the date of grant using the binomial option-pricing model with the following assumptions: dividend yield of 0.00%, 3.16% and 2.25% for the periods 2001, 2000 and 1999 respectively; expected volatility ranging from 17.8% to 47.1% for all grants, risk-free interest rates ranging from of 1.69% to 6.92% for all grants; and expected lives of five to ten years for all grants.

(In thousands, except per share data)	**2001**	2000	1999
Net (loss) income as reported	**$(61,121)**	$(5,458)	$10,455
Net (loss) income—pro forma	**$(61,816)**	$(5,970)	$ 9,993
(Loss) earnings per share as reported—Basic	**$ (7.28)**	$ (0.65)	$ 1.25
(Loss) earnings per share—pro forma—Basic	**$ (7.37)**	$ (0.71)	$ 1.19
(Loss) earnings per share as reported—Diluted	**$ (7.28)**	$ (0.65)	$ 1.21
(Loss) earnings per share—pro forma—Diluted	**$ (7.37)**	$ (0.71)	$ 1.17

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

Note 14. Waste-to-Energy Facility

An indirect wholly-owed subsidiary of Katy, Savannah Energy Systems Company (SESCO), owns a waste-to-energy facility, in Savannah, Georgia. SESCO is under contract with the Resource Recovery Development Authority (the Authority) of the City of Savannah (the City) to receive and dispose of the City's solid waste through 2008 under a service agreement (the Service Agreement). The Authority issued $55.0 million of Industrial Revenue Bonds in 1984 and lent the proceeds to SESCO for the acquisition and construction of the facility (the Loan Agreement). SESCO's ability to repay the loan is dependent upon money it receives as a result of contract obligations of the City to deliver minimum quantities of waste and for the Authority to pay a related disposal fee, a component of which is the debt service for the loan. As of December 31, 2001 and 2000, $40.3 million and $43.7 million, respectively, remains outstanding on the Loan Agreement (and the bonds).

Under the Service Agreement, SESCO is obligated to receive and process a certain amount of waste delivered by the Authority each year, and to produce certain amounts of steam and energy. The Authority is obligated to deliver a certain tonnage of waste generated by the City during each year and to pay a monthly disposal fee, notwithstanding delivery of less than minimum amounts of waste during a given period. The Authority must pay the disposal fee whether or not the Facility is operating unless 1) SESCO and Katy are insolvent, and 2) the facility is deemed incapable of incinerating a certain amount of waste. SESCO is liable for liquidated damages if it fails to accept the required amount of waste or to meet other performance standards. The liquidated damages, an off-balance sheet risk for Katy, is equal to the amount of the Loan Agreement (and the bonds) outstanding, less $4.0 million maintained in a debt service reserve trust for the bonds. The Company does not expect non-performance by the other parties.

SESCO's obligations under the Service Agreement are, except in limited circumstances relating to a default by the Authority, guaranteed by Katy. The obligation of SESCO to repay the loan is dependent upon debt service payments received from the Authority as part of the monthly disposal fee under the Service Agreement. The obligation of the Authority to provide for debt service payments is expected to be fulfilled from money derived from the City under a waste disposal contract. If all other parties fail to fulfill their respective obligations to provide funds for payments for principal and interest and premium on the bonds under the contract documents, the City is unconditionally obligated to provide the funds for such payments (even during periods of force majeure), unless 1) SESCO and Katy are insolvent, and 2) the Facility is deemed to be incapable of incinerating the required amount of waste. The obligation of the City to make such payments constitutes a general obligation of the City for which its full faith and credit are irrevocably pledged.

With the consent of the City and other parties to the contracts (and without the approval of the holders of the bonds), 1) SESCO may be replaced as operator of the Facility if the experience of the substitute operator in operating mass-burn resource recovery facilities similar to the Facility equals or exceeds that of Katy and SESCO, and 2) Katy may be replaced as guarantor of SESCO's performance under the Service Agreement by a third party, whose senior unsecured long-term debt is rated investment grade or better. To the extent the above qualifications are not met, the consent of the majority of bondholders would be required to authorize the replacement.

Based on consultations with outside legal counsel, SESCO has a legally enforceable right to offset amounts it owes to the Authority under the Loan Agreement against amounts that are owed from the Authority under the Service Agreement. Accordingly, the amounts owed to and due from SESCO have been netted for financial reporting purposes and are not shown on the consolidated statements of financial position.

On March 15, 2002, the Company and SESCO signed agreements that would effectively turn over operation of the facility to a third party. We anticipate a final closing on these agreements during April of 2002. The third party would essentially assume SESCO's position in various contracts relating to the facility's operation. See Note 22 to Consolidated Financial Statements.

Following are scheduled principal repayments on the Loan Agreement (and the Industrial Revenue Bonds):

2002	$ 4,445
2003	5,385
2004	6,765
2005	8,370
2006	15,300
Total	$40,265

Note 15. Income Taxes

The domestic and foreign components of income (loss) before income taxes, exclusive of distributions on preferred interest in subsidiary, discontinued operations and extraordinary gain on early extinguishment of debt, are:

(Thousands of dollars)	**2001**	2000	1999
Domestic	**$(82,406)**	$(8,459)	$14,075
Foreign	**1,217**	2,690	2,975
Total worldwide	**$(81,189)**	$(5,769)	$17,050

The components of the net (benefit) provision for income taxes are:

(Thousands of dollars)	**2001**	2000	1999
Continuing operations:			
Current:			
Federal	**$ (34)**	$(3,978)	$(1,205)
State	**208**	168	228
Foreign	**957**	624	1,761
Total	**1,131**	(3,186)	784
Deferred:			
Federal	**(18,691)**	326	1,369
State	**(2,872)**	368	758
Foreign	**49**	470	306
Total	**(21,514)**	1,164	2,433
Total continuing operations, excluding preferred interest	**(20,383)**	(2,022)	3,217
Preferred interest of subsidiary	**(686)**	(921)	(903)
Discontinued operations	**—**	—	(22)
Extraordinary loss on early extinguishment of debt	**(636)**	—	—
Net (benefit from) provision for income taxes	**$(21,705)**	$(2,943)	$ 2,292

The total income tax provision for continuing operations differed from the amount computed by applying the statutory federal income tax rate to pre-tax income from continuing operations. The computed amount and the differences for the years ended December 31, 2001, 2000 and 1999 were as follows:

(Thousands of dollars)	**2001**	2000	1999
(Benefit) provision for income taxes at statutory rate	**$(28,416)**	$(2,019)	$ 5,968
State income taxes, net of federal benefit	**(717)**	477	906
Foreign tax rate differential	**—**	(43)	(40)
Amortization of negative goodwill	**(596)**	(596)	(596)
Change in valuation reserves	**9,748**	544	(2,750)
Other, net	**(402)**	(385)	(249)
(Benefit) provision for income taxes from continuing operations	**(20,383)**	(2,022)	3,239
Distribution on preferred interest of subsidiary	**(686)**	(921)	(903)
Discontinued operations	**—**	—	(22)
Extraordinary loss on early extinguishment of debt	**(636)**	—	—
Net (benefit) provision for income taxes from continuing operations	**$(21,705)**	$(2,943)	$ 2,314

The tax effects of significant items comprising the Company's net deferred tax asset (liability) as of December 31, 2001 and 2000 are as follows:

(Thousands of dollars)	**2001**	2000
Deferred tax liabilities:		
Difference between book and tax basis of property	**$ (1,926)**	$(12,550)
Waste-to-energy facility	**(12,426)**	(17,079)
Inventory costs	**(867)**	(1,658)
Undistributed earnings of equity investees	**(1,645)**	(1,531)
	$(16,864)	$(32,818)
Deferred tax assets:		
Allowance for doubtful receivables	**$ 1,395**	$ 1,429
Accrued expenses and other items	**10,926**	10,888
Operating loss carry-forwards—domestic	**25,580**	9,017
Operating loss carry-forwards—foreign	**661**	663
Tax credit carry-forwards	**2,677**	2,502
	41,239	24,499
Less valuation allowance	**(13,854)**	(4,106)
	27,385	20,393
Net deferred income tax asset (liability)	**$ 10,521**	$(12,425)

The Company has approximately $61.5 million of United States federal net operating loss carry-forwards (federal NOLs) which will expire in 2020 and 2021 if not utilized prior to that time. Due to tax laws governing change in control events and their relation to the Recapitalization, approximately $40.0 million of the federal NOLs are subject to annual limitations in the amounts that they can be used to offset taxable income in any single year. The remainder of the Company's domestic and foreign net operating loss carry-forwards primarily relate to certain U.S. operating subsidiaries, including SESCO and the Company's Canadian operations, respectively, and primarily can only be used to offset income from these operations. The Company's Canadian subsidiaries have Canadian net operating loss carry-forwards of approximately $1.8 million at December 31, 2001 that expire in the years 2002 through 2008. SESCO has state net operating loss carry-forwards of $48.1 million at December 31, 2001 that expire in the years 2003 through 2019. The tax credit carry-forwards relate to United States federal minimum tax credits of $1.0 million that have no expiration date, general business credits of $0.1 million that expire in 2020, and foreign tax credit carryovers of $1.6 million that expire in the years 2002 through 2006.

The valuation allowance relates to federal, state and foreign net operating loss carry-forwards and foreign tax credits from the Company's foreign operations, the tax benefits from which may not be realized. The valuation allowance increased $9.7 million during the year ended December 31, 2001, primarily due to uncertainties as to the Company's ability to realize its federal NOL deferred tax assets, and to a lesser extent, foreign tax credit and state NOL deferred tax assets. The valuation allowance increased $0.5 million in 2000 primarily due to uncertainties as to the Company's ability to realize its foreign tax credit deferred tax assets.

Note 16. Lease Obligations

The Company has entered into non-cancelable leases for manufacturing and data processing equipment and real property with lease terms of up to ten years. Future minimum lease payments as of December 31, 2001 are as follows:

2002	$11,860
2003	11,410
2004	10,505
2005	8,735
2006	6,660
Later years	13,346
Total minimum payments	$62,516

Rental expense for 2001, 2000 and 1999 for operating leases was $13.3 million, $13.3 million and $13.2 million, respectively.

Note 17. Related Party Transactions

In connection with the Contico acquisition on January 8, 1999, the Company entered into building lease agreements with Newcastle Industries, Inc. Newcastle is majority-owned by Lester I. Miller, who was appointed to the Board of Directors on January 8, 1999, and who resigned in September 2000. Newcastle also is the holder of the preferred interest in Contico. Also, several additional properties utilized by Contico are leased directly from Lester I. Miller. Rental expense for these properties approximates historical market rates. Related party rental expense for the year ended December 31, 2001, 2000 and 1999 was approximately $1.5 million, $1.5 million and $5.5 million, respectively.

The Company paid Newcastle $2.0 million of preferred dividends for the year ended December 31, 2001, compared to $2.6 million for each of the years ended December 31, 2000 and 1999. In connection with the recapitalization, we agreed with the holder of the preferred interest in Contico to redeem, at a discount, approximately half of such interest. As a consequence of the redemption, annual preferred cash distributions required to be paid pursuant to the purchase agreement were lower in 2001, and will decrease in future years by approximately $1.3 million from fiscal year 2000 and 1999 levels.

Kohlberg, whose affiliate holds all 700,000 shares of Convertible Preferred Stock, provides ongoing management oversight and advisory services to Katy. The Company paid $250,000 for such services in 2001, and expects to pay $500,000 annually in future years.

Note 18. Industry Segments and Geographic Information

The Company is a manufacturer and distributor of a variety of industrial and consumer products, including sanitary maintenance supplies, coated abrasives, stains, electrical and electronic components. Principal markets are in the United States, Canada, and Europe and include the sanitary maintenance, restaurant supply, retail, electronic, automotive, and computer markets. These activities are grouped into two industry segments: Electrical/Electronics and Maintenance Products. During 2001, Katy had several large customers in the mass merchant/discount/home improvement retail markets. Two customers, Wal*Mart/Sam's Club and Home Depot, accounted for 8% and 7% of consolidated net sales, respectively. A significant loss of business at any of these retail outlets would have an adverse impact on the Company's results.

The table below, and the narrative that follows, summarize the key factors in the year-to-year changes in operating results.

Years Ended December 31, *(Thousands of dollars)*	**2001**	2000	1999
Electrical/Electronics Group			
Net external sales	**$173,661**	$210,187	$232,384
Net intercompany sales	**52,864**	64,793	59,992
Income (loss) from operations [a]	**856**	8,055	8,303
Operating margin (deficit)	**0.5%**	3.8%	3.6%
Total assets	**81,924**	103,676	126,090
Depreciation and amortization [b]	**3,524**	2,800	2,557
Capital expenditures	**1,944**	1,709	3,434
Maintenance Products Group			
Net external sales	**$327,714**	$365,752	$361,761
Net intercompany sales	**13,950**	9,062	11,141
Income (loss) from operations [a]	**(39,699)**	10,298	29,458
Operating margin (deficit)	**(12.1)%**	2.8%	8.1%
Total assets	**231,179**	299,292	318,906
Depreciation and amortization [b]	**56,013**	20,638	17,065
Capital expenditures	**10,060**	11,732	16,936
Other			
Net external sales	**$ 4,585**	$ 3,690	$ 3,900
Net intercompany sales	**—**	2	—
Income (loss) from operations	**(9,782)**	(889)	(190)
Operating margin (deficit)	**(213.3)%**	(24.0)%	(4.9)%
Total assets	**8,995**	18,468	17,903
Depreciation and amortization [b]	**10,042**	116	5
Capital expenditures	**524**	755	429
Discontinued Operations			
Net external sales	**$ —**	$ —	$ 10,025
Net intercompany sales	**—**	—	—
Income (loss) from operations	**—**	—	(190)
Operating margin (deficit)	**—**	—	(1.9)%
Total assets	**—**	—	—
Depreciation and amortization [b]	**—**	—	454
Capital expenditures	**—**	—	80
Corporate			
Corporate expenses	**$ 21,239**	$ 9,258	$ 9,989
Total assets	**25,857**	25,287	30,205
Depreciation and amortization [b]	**358**	44	91
Capital expenditures	**38**	—	187
Company			
Net external sales [a]	**$505,960**	$579,629	$608,070
Net intercompany sales	**66,814**	73,857	71,133
Income (loss) from operations [a]	**(69,864)**	8,206	27,392
Operating margin (deficit) [a]	**(13.8)%**	1.4%	4.5%
Total assets [a]	**347,955**	446,723	493,104
Depreciation and amortization [a] [b]	**69,937**	23,598	20,172
Capital expenditures	**12,566**	14,196	21,066

[a] Company balances include amounts from "Discontinued Operations" in the consolidated financial statements for 2001, 2000 and 1999. The (loss) from operations for Discontinued Operations has been recorded in the line item "Loss from operations of discontinued businesses (net of tax)" on the 1999 Consolidated Statement of Operations. See Note 5 to the Consolidated Financial Statements.
[b] Depreciation and amortization includes amounts recorded for impairments of long-lived assets.

The Company follows accounting principles generally accepted in the United States in preparing its segment information. The following tables reconcile the Company's total revenues, operating income and assets to the Company's Consolidated Statements of Operations and Consolidated Balance Sheets.

(Thousands of dollars)	**2001**	2000	1999
Revenues			
Total revenues for reportable segments	**$572,774**	$653,486	$679,203
Elimination of intercompany revenues	**(66,814)**	(73,857)	(71,133)
Revenues included in discontinued operations	**—**	—	(10,025)
Total consolidated revenues	**$505,960**	$579,629	$598,045
Operating (loss) income			
Total operating (loss) income for reportable segments	**$(69,864)**	$ 8,206	$ 27,392
Operating loss included in discontinued operations	**—**	—	190
Total consolidated operating (loss) income	**$(69,864)**	$ 8,206	$ 27,582

Export sales of products, primarily to Canada, Mexico, Europe, and the Far East, were $17.6 million, $16.6 million and $17.9 million, in 2001, 2000 and 1999, respectively.

The Company operates businesses in the United States and foreign countries. The operations for 2001, 2000 and 1999 of businesses within major geographic areas are summarized as follows:

(Thousands of dollars)	United States	Canada/ Mexico	Europe	Far East & Other	Consolidated
2001:					
Sales to unaffiliated customers	**$433,477**	**$38,098**	**$30,065**	**$4,320**	**$505,960**
Total assets	**$302,384**	**$21,546**	**$23,193**	**$ 832**	**$347,955**
2000:					
Sales to unaffiliated customers	$ 490,871	$ 52,538	$ 31,285	$ 4,935	$ 579,629
Total assets	$ 397,059	$ 24,908	$ 24,678	$ 78	$ 446,723
1999:					
Sales to unaffiliated customers	$ 520,594	$ 52,957	$ 31,002	$ 3,877	$ 608,430
Total assets	$ 442,322	$ 29,055	$ 21,727	$ —	$ 493,104

Net sales for each geographic area include sales of products produced in that area and sold to unaffiliated customers, as reported in the Consolidated Statements of Operations.

Note 19. Contingent Liabilities

In December 1996, Banco del Atlantico, a bank located in Mexico, filed a lawsuit against Woods, a subsidiary of Katy, and against certain past and then present officers and directors and former owners of Woods, alleging that the defendants participated in a violation of the Racketeer Influenced and Corrupt Organizations (RICO) Act involving allegedly fraudulently obtained loans from Mexican banks, including the plaintiff, and "money laundering" of the proceeds of the illegal enterprise. All of the foregoing is alleged to have occurred prior to the purchase of Woods. The plaintiff also alleges that it made loans to an entity controlled by certain officers and directors based upon fraudulent representations. The plaintiff seeks to hold Woods liable for its alleged damage under principles of respondeat superior and successor liability. The plaintiff is claiming damages in excess of $24.0 million and is requesting treble damages under RICO. Because certain procedural issues have not yet been fully adjudicated in this litigation, it is not possible at this time for the Company to reasonably determine an outcome or accurately estimate the range of potential exposure. The Company may have recourse against the former owner of Woods and others for, among other things, violations of covenants, representations and warranties under the purchase agreement through which the Company acquired Woods, and under state, federal and common law. In addition, the purchase price under the purchase agreement may be subject to adjustment as a result of the claims made by Banco del Atlantico. The extent or limit of any such recourse cannot be predicted at this time.

Katy also has a number of product liability and workers' compensation claims pending against it and its subsidiaries. Many of these claims are proceeding through the litigation process and the final outcome will not be known until a settlement is reached with the claimant or the case is adjudicated. The Company estimates that it can take up to 10 years from the date of the injury to reach a final outcome for such claims. With respect to the product liability and workers' compensation claims, Katy has provided for its share of expected losses beyond the applicable insurance coverage, including those incurred but not reported, which are developed using actuarial techniques. Such accruals are developed using currently available claim information, and represent management's best estimates. The ultimate cost of any individual claim can vary based upon, among other factors, the nature of the injury, the duration of the disability period, the length of the claim period, the jurisdiction of the claim and the nature of the final outcome.

The Company and certain of its current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency, state environmental agencies and private parties as potentially responsible parties (PRPs) at a number of hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) or equivalent state laws and, as such, may be liable for the cost of cleanup and other remedial activities at these sites. Responsibility for cleanup and other remedial activities at a Superfund site is typically shared among PRPs based on an allocation formula. Under the federal Superfund statute, parties could be held jointly and severally liable, thus subjecting them to potential individual liability for the entire cost of cleanup at the site. Based on its estimate of allocation of liability among PRPs, the probability that other PRPs, many of whom are large, solvent, public companies, will fully pay the costs apportioned to them, currently available information concerning the scope of contamination, estimated remediation costs, estimated legal fees and other factors, the Company has recorded and accrued for indicated environmental liabilities amounts that it deems reasonable and believes that any liability with respect to these matters in excess of the accruals will not be material. The ultimate costs will depend on a number of factors and the amount currently accrued represents management's best current estimate of the total cost to be incurred. The Company expects this amount to be substantially paid over the next one to four years. The most significant environmental matters in which the Company is currently involved relates to the W.J. Smith site. In 1993, the United States Environmental Protection Agency (USEPA) initiated a Unilateral Administrative Order Proceeding under Section 7003 of the Resource Conservation and Recovery Act (RCRA) against W.J. Smith and Katy. The proceeding requires certain actions at the W.J. Smith site and certain off-site areas, as well as development and implementation of additional cleanup activities to mitigate off-site releases. In December 1995, W.J. Smith, Katy and USEPA agreed to resolve the proceeding through an Administrative Order on Consent under Section 7003 of RCRA. Pursuant to the Order, W.J. Smith is currently implementing a cleanup to mitigate off-site releases.

Although management believes that these actions individually and in the aggregate are not likely to have a material adverse effect on the Company, further costs could be significant and will be recorded as a charge to operations when, and if, current information dictates a change in management's estimates.

Note 20. Restructuring Charges

During the fourth quarter of 2001, the Company recorded $3.2 million of severance and restructuring charges. Approximately $1.0 million was related to severance payments. These payments related to the closing of the former corporate headquarters in Englewood, Colorado and an adjunct corporate office in Chicago and the related terminations of employees, as well as severance paid to employees at operating divisions in headcount reduction efforts. Approximately $1.4 million of the charges related to accruals for payments to a consultant working with us on sourcing and other manufacturing and production efficiency initiatives. Approximately $0.4 million of the charges incurred and paid related to transition activities within the Company. Other costs related to manufacturing restructuring initiatives at Contico.

During the third quarter of 2001, the Company recorded $6.5 million of severance and restructuring charges, of which $5.1 million related to the payment or accrual of severance and other payments associated with the management transition resulting from the recapitalization. Additionally, $1.0 million of costs were incurred related primarily to consultants working with the Company on sourcing and other manufacturing and production efficiency initiatives.

During the second quarter of 2001, Contico undertook restructuring efforts that resulted in severance payments to various individuals. Forty three employees, including two members of Contico and Katy executive management, received severance benefits. Total severance costs were $1.6 million.

Also during the second quarter of 2001, the Company recognized severance and exit costs associated with the closing of a warehouse facility and consolidation of certain administrative functions, both of which relate to the mop, broom and brush business. Seven warehouse employees and 19 administrative employees were affected by these actions. Total severance and exit costs associated with these efforts were $0.4 million.

The Company incurred charges for non-cancelable rent and other exit costs associated with the planned closure of our Englewood, Colorado corporate office. Total costs recognized in the second quarter of 2001 were $0.7 million. An additional $0.1 million was added to this cost estimate in the fourth quarter (see above).

During the first quarter of 2001, Woods undertook a restructuring effort that involved reductions in senior management headcount as well as facilities closings. The Company closed facilities in Loogootee and Bloomington, Indiana, as well as the Hong Kong office of Katy International, a subsidiary which coordinates sourcing of products from Asia. Sixteen management and administrative employees received severance packages. Total severance and other exit costs were $0.7 million.

During the third and fourth quarters of 2000, the Company implemented a workforce reduction that reduced headcount by approximately 90. Employees affected were primarily in general and administrative functions, with the largest number of affected employees coming from the Maintenance Products group. The workforce reduction included severance and related costs for certain employees. Total severance and related costs was $2.4 million.

In June 1999, we began a restructuring plan for our Electrical/Electronics businesses as a result of weaker than expected sales performance and lower margins. The cost of the 1999 restructuring, which included severance costs related to the elimination of 22 management employees, resulted in a pre-tax charge to earnings in the second quarter of 1999 of approximately $0.6 million. Additionally, plant personnel levels were reduced in excess of 100 persons and 24 unfilled administrative positions were eliminated.

As of December 31, 2001 accruals for severance and other restructuring costs totaled $3.6 million which will be paid through the year 2009. The table below summarizes the future obligations for severance and restructuring charges detailed above:

(Thousands of dollars)

2002	$3,209
2003	265
2004	55
2005	55
2006	22
Thereafter	—
Total payments	$3,606

Note 21. Quarterly Results of Operations (Unaudited)

2001	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Net sales	$119,914	$120,141	$140,491	$125,414
Gross profit	$ 16,807	$ 16,954	$ 20,907	$ 22,152
Income (loss) from continuing operations before extraordinary loss on early extinguishment of debt	$ (8,372)	$(30,434)	$ (5,565)	$(17,709)
Extraordinary loss on early extinguishment of debt	—	(1,182)	—	—
Net income (loss)	$ (8,372)	$(31,616)	$ (5,565)	$(17,709)
Loss per share—Basic and Diluted				
Loss from continuing operations	$ (1.00)	$ (2.84)	$ (0.87)	$ (2.43)
Extraordinary loss on early extinguishment of debt	—	(0.14)	—	—
Net income (loss)	$ (1.00)	$ (2.98)	$ (0.87)	$ (2.43)

(continued)

2000	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Net sales	$136,120	$138,134	$156,275	$149,100
Gross profit	$ 29,240	$ 27,139	$ 26,113	$ 23,314
Net income (loss)	$ 645	$ (1,282)	$ (2,546)	$ (2,275)
Earnings (loss) per share—Basic and Diluted				
Net income (loss)	$ 0.08	$ (0.15)	$ (0.30)	$ (0.28)

During the fourth quarter of 2001, the Company recorded pre-tax charges of $3.2 million for severance and restructuring and $11.3 million for impairments of long-lived assets. During the third quarter of 2001, the Company recorded pre-tax charges of $6.5 million for severance and restructuring. During the second quarter of 2001, the Company recorded pre-tax charges of $2.7 million for severance and restructuring and $35.1 million for impairments of long-lived assets (primarily at Wilen). During the first quarter of 2001, the Company recorded pre-tax charges of $1.6 million for severance and restructuring and $0.8 million for impairments of long-lived assets.

During the fourth quarter of 2000, the Company recorded a pre-tax charge of $0.5 million for severance and restructuring charges. During the third quarter 2000, the Company recorded a pre-tax charge of $2.2 million for severance and restructuring.

During 2001, the Company made certain income statement reclassifications relating to freight and distribution costs, the direct import business of Woods Industries, and businesses previously classified as operations to be disposed of. The results for 2000 have also been reclassified for comparative purposes. A reconciliation of previously reported amounts on Forms 10-Q and 10-K with reclassified amounts is presented below:

2001	**1st Qtr.**	**2nd Qtr.**	**3rd Qtr.**	**4th Qtr.**
Net sales as reported previously	**$115,635**	**$117,499**	**$139,458**	**$125,414**
Freight and distribution	**50**	**0**	**0**	**0**
Direct import business	**969**	**936**	**0**	**0**
Operations to be disposed of	**3,260**	**1,706**	**1,033**	**0**
Net sales as adjusted	**$119,914**	**$120,141**	**$140,491**	**$125,414**
Gross profit as reported previously	**$ 27,593**	**$ 16,659**	**$ 20,824**	**$ 22,152**
Freight and distribution	**(10,816)**	**0**	**0**	**0**
Direct import business	**52**	**42**	**0**	**0**
Operations to be disposed of	**(22)**	**253**	**83**	**0**
Gross profit as adjusted	**$ 16,807**	**$ 16,954**	**$ 20,907**	**$ 22,152**

2000	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Net sales as reported previously	$ 134,008	$ 134,485	$ 144,973	$ 139,783
Freight and distribution	141	132	117	105
Direct import business	1,141	2,710	10,348	7,996
Operations to be disposed of	830	807	837	1,216
Net sales as adjusted	$ 136,120	$ 138,134	$ 156,275	$ 149,100
Gross profit as reported previously	$ 41,771	$ 38,288	$ 38,808	$ 35,067
Freight and distribution	(12,198)	(11,407)	(12,494)	(12,222)
Direct import business	95	106	405	55
Operations to be disposed of	(428)	152	(606)	414
Gross profit as adjusted	$ 29,240	$ 27,139	$ 26,113	$ 23,314

Note 22. Subsequent Event

On March 15, 2002, the Company and SESCO signed agreements that would effectively turn over operation of SESCO's waste-to-energy facility to a third party. See Note 14 for a more complete discussion of SESCO. The closing of the agreements is contingent upon receipt of certain consents from interested parties, and we anticipate a final closing during April of 2002. The Company has entered into these agreements as a result of evaluations of SESCO's business. The Company has determined that SESCO is not a core component of Katy's long-term strategic goals. Moreover, Katy does not feel it has the management expertise to deal with certain risks and uncertainties presented by the operation, given that SESCO is the only waste-to-energy facility in which the Company has an interest. Katy has explored options for divesting SESCO for a number of years, and management feels that the agreements contemplated currently offer a reasonable exit strategy from this business.

The third party would essentially assume SESCO's position in various contracts relating to the facility's operation. Under the agreements, SESCO will contribute its assets and liabilities (except for its liability under the Loan Agreement and the related receivable under the Service Agreement) to a joint venture. While SESCO will maintain a 99% ownership interest as a limited partner in the joint venture, the third party will have most day to day control of the joint venture. SESCO will give a note payable as consideration for the transaction of $6,600,000, due in installments through 2008. Certain amounts may be due to SESCO upon expiration of the Service Agreement in 2008. Also, the third party may purchase SESCO's remaining interest in the joint venture at that time. Also, if the Service Agreement were extended, further amounts would be due to SESCO from the third party.

While SESCO (and therefore the Company) will maintain an investment in the joint venture, it will have a zero value since no positive return will be realized from it and SESCO will not be able to exert any meaningful level of control over it. Upon completion of the transaction, the Company expects to recognize a loss consisting of 1) a charge for the discounted value of the $6,600,000 note, which is payable over seven years, and 2) an amount representing the carrying value of certain assets contributed to the joint venture, consisting primarily of machinery spare parts. It should be noted that all of SESCO's long-lived assets were written to zero value at December 31, 2001, so no additional impairment will be required. However, the Company will incur higher than normal expenses related to SESCO as a result of legal fees and other costs to complete the transaction, and higher operational expenses during 2002 as a result of the ceasing of cost capitalization (i.e., costs previously considered capital expenditures are now being expensed in 2002) given the zero book value of long-lived assets.

On a going forward basis, Katy would expect little if any income statement activity as a result of its involvement in the joint venture, and Katy's balance sheet will carry the note payable mentioned above. Katy has not booked any amounts receivable or other assets relating to amounts that may be received at the time the Service Agreement expires, given their uncertainty.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the New York Stock Exchange (NYSE). The following table sets forth high and low sales prices for the common stock in composite transactions as reported on the NYSE composite tape for the prior two years and dividends declared during the respective periods.

Period	High	Low	Cash Dividends Declared
2001			
First Quarter	**$ 8.00**	**$5.60**	**$.000**
Second Quarter	**7.35**	**4.05**	**.000**
Third Quarter	**4.80**	**2.95**	**.000**
Fourth Quarter	**3.55**	**3.00**	**.000**
2000			
First Quarter	$11.63	$7.88	$ .075
Second Quarter	14	8.38	.075
Third Quarter	11.94	6.69	.075
Fourth Quarter	9.88	5.06	.075

Dividends are paid at the discretion of the Board of Directors. On March 30, 2001, our Board of Directors determined to suspend quarterly dividends in order to preserve cash for operations. Additionally, under the restrictions related to our New Credit Agreement, the payment of dividends has been suspended through the term of that agreement.

As of March 22, 2002, there were 2,209 holders of record of our Common Stock and there were 8,391,583 shares of Common Stock outstanding.

Corporate Information

Board of Directors

CHRISTOPHER ANDERSON[1] [3]
Associate, Kohlberg & Co.

WILLIAM F. ANDREWS[2]
Chairman of the Board

ROBERT M. BARATTA
Former President and Chief Executive Officer

DANIEL B. CARROLL[2]
Member and Manager, Newgrange LLC

WALLACE E. CARROLL
Chairman of the Board, CRL, Inc.

SAMUEL P. FRIEDER
Principal, Kohlberg & Co.

C. MICHAEL JACOBI[1]
President and Chief Executive Officer

JAMES A. KOHLBERG
Co-Founder and Managing Principal, Kohlberg & Co.

CHRISTOPHER LACOVARA[1] [2] [3]
Principal, Kohlberg & Co.

Executive Officers

C. MICHAEL JACOBI
President and Chief Executive Officer

AMIR ROSENTHAL
Vice President, Chief Financial Officer, General Counsel and Secretary

ROGER G. ENGLE
Vice President, Chief Information Officer

Headquarters

765 Straits Turnpike
Middlebury, Connecticut 06762
Telephone: (203) 598-0397
Fax: (203) 598-0712

Investor Relations

Stockholders and all prospective investors are welcome to call, write or visit our web site (www.katyindustries.com) with questions or requests for additional information.

Contact: Amir Rosenthal
Vice President, Chief Financial Officer, General Counsel and Secretary

Independent Auditors

Arthur Andersen LLP
1010 Market Street
St. Louis, Missouri 63101

Principal Transfer Agent and Registrar

LaSalle Bank, N.A.
135 S. LaSalle Street
Room 1811
Chicago, Illinois 60603
(800) 246-5761

Shares Listed

Common—New York Stock Exchange (Symbol: KT) Daily stock prices are listed in major newspapers, generally alphabetically under "KatyInd."

Form 10-K Available Upon Request

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained, without charge, through written request to:

Mark P. Ingebritson
Corporate Director—External Financial Reporting and Treasurer
765 Straits Turnpike
Middlebury, Connecticut 06762

Stockholder Inquiry Service

Correspondence concerning stockholder accounts or dividend payments should be directed to:

LaSalle Bank, N.A.
135 S. LaSalle Street
Room 1811
Chicago, Illinois 60603
(800) 246-5761

(1) Executive Committee (2) Audit Committee (3) Compensation Committee

Designed by Curran & Connors, Inc. / www.curran-connors.com



KATY INDUSTRIES, INC.

765 Straits Turnpike
Middlebury, CT 06762